As filed with the Securities and Exchange Commission on December 2, 2005.
Registration No. 333-120426

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2
TO
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PROFESSIONAL VETERINARY PRODUCTS, LTD.
(Exact name of registrant as specified in its charter)

Nebraska	5047	37-1119387
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
10077 South 134th Street, Omaha, NE 68138
(402) 331-4440
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
LIONEL L. REILLY, D.V.M.
President and Chief Executive Officer
Professional Veterinary Products, Ltd.
10077 South 134th Street, Omaha, NE 68138
(402) 331-4440
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies of communications to:
Richard E. Putnam, Esq.
Baird, Holm, McEachen, Pedersen, Hamann & Strasheim LLP
1500 Woodmen Tower, Omaha, Nebraska 68102-2068
(402) 636-8254

      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.     ☑
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.     ☐
      The Registrant hereby amends this Registration Statement on such date or dates as maybe necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED DECEMBER 2, 2005
500 Shares
PROFESSIONAL VETERINARY PRODUCTS, LTD.
COMMON STOCK

        Professional Veterinary Products, Ltd. is offering 500 shares of its common stock.

Investing in the common stock involves risks.
See “Risk Factors” beginning on page 3.

PRICE $3,000 PER SHARE

	Price to Qualified	Proceeds, before
	Shareholders*	expenses, to Company

Per Share	$3,000	$3,000
Total	$1,500,000	$1,500,000

*	Ownership of common stock is limited to licensed, practicing veterinarians (or businesses comprised of veterinarians). Each shareholder is limited to ownership of one share of stock.
      There is no established public trading market for the Company’s common stock. The stock’s price is fixed at $3,000 per share and may not be sold, assigned or otherwise transferred, except back to the Company at the same $3,000 price.
      The Company plans to offer the shares directly to prospective investors through certain officers of the Company.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is December 2, 2005

ABOUT THIS PROSPECTUS
      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the first page. Our business, financial condition, results of operations, and prospects may have changed since that date. Information contained in our website does not constitute part of this prospectus.

PROSPECTUS SUMMARY

The following summary contains basic information about Professional Veterinary Products, Ltd. and its subsidiaries and highlights information contained elsewhere in the prospectus. It does not contain all information you should consider before deciding to purchase shares of common stock in this offering. You should read the entire prospectus carefully, including the financial statements and the notes to those financial statements, and the information under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before making an investment decision. The terms “Professional Veterinary Products”, “Company”, “we”, “us”, “our” and similar terms refer to Professional Veterinary Products, Ltd. unless the context otherwise requires.
GENERAL

Professional Veterinary Products, Ltd. was organized as a Missouri corporation on August 2, 1982, and domesticated in Nebraska on September 22, 1999 with the sole purpose of acting as a wholesale buyer of pharmaceuticals, vaccines, supplies, equipment and other items related to the practice of veterinary medicine in order to sell such items at a reduced cost to its shareholders.

Ownership of stock in our Company is limited to licensed veterinarians and veterinary clinics in which medical decisions are made by licensed veterinarians. Each shareholder is limited to ownership of one share of stock, which is purchased at the fixed price of $3,000. No veterinary practice composed of multiple veterinarians may own more than one (1) share of the Company’s stock. The share of stock may not be sold, assigned, or otherwise transferred, except repurchased by the Company for the original purchase price.

Our business purpose has been, and continues to be, to provide services and products at competitive prices, which allows our customers to be more competitive within their practice areas. Our services and products are available to both our shareholders and non-shareholders; however, non-shareholders do not benefit from our annual rebate program which is based on the shareholders’ purchases of goods from the Company. Our customers place product orders with our offices in Omaha, Nebraska, which are filled from our warehouse facilities in Omaha and York, Pennsylvania and then shipped to our customers. As a wholesaler, we acquire our products from original manufacturers of the products. Over time, we have increased our sales to non-shareholders. The increase in non-shareholder sales has not affected our underlying business objectives, and our shares continue to have the following unique characteristics:

•	Our shares have been and will continue to be sold for a fixed price of $3,000 per share.

•	Our shares have been and will continue to be redeemed for a fixed price of $3,000 per share. Shareholders may only sell their shares back to the Company. They cannot sell, assign or otherwise transfer their shares to other persons or entities.

•	Only one class of stock has been and will continue to be issued, and each shareholder is limited to ownership of one share of stock.

•	Shares have been and will continue to be issued only to licensed individual veterinarians and veterinary clinics.

As of July 31, 2005, approximately 79.6% of our net sales and other revenue was generated from our shareholders and 20.4% of our total revenue was generated from non-shareholders.

We do not manufacture, relabel, or in any other manner alter packaged goods or products. We sell and distribute nearly 18,000 different products designed to meet nearly every veterinary practitioner’s product needs. Both our shareholders’ business and our business continue to change. We believe that the continuous integration of the large food producing animal producers has changed the method of distribution of animal health products. We are experiencing increasing interest by companion animal veterinarians which has led to more shareholders in the metropolitan areas. As of June 2005, approximately 48% of our business comes from sales of food animal products and approximately 52% of our business comes from sales of companion animal products.

      We have never paid dividends on our stock, do not anticipate paying any dividends in the near future and currently are restricted from paying dividends by our credit facilities. We currently intend to use the funds from our sale of shares to repay existing indebtedness. There is no established public trading market for our shares, and we do not anticipate that such a market will exist in the near future.
      Our Board of Directors is comprised of eight veterinarian shareholders who are elected on staggered terms from eight geographic districts. In addition to the eight shareholder directors, the Board of Directors may nominate up to two individuals to be elected as non-shareholder directors. Non-shareholder directors shall be elected for three-year terms and be voting members of the board. The President of the Company also may be elected to serve on the Board of Directors, and if elected, the President is a non-voting member.
COMPANY INFORMATION
      The Company was chartered on August 2, 1982 as a Missouri corporation, and on September 22, 1999, the Company surrendered its Missouri charter and became a Nebraska corporation.
      The Company’s principal executive office is located at 10077 South 134th Street, Omaha, Nebraska 68138. Its telephone number is (402) 331-4440. Our website address is www.pvpl.com. Information contained in our website is not incorporated by reference into this prospectus, and you should not consider information contained in our website as part of this prospectus.
THE OFFERING

Common Stock Offered	500 shares

Common Stock to be Outstanding After the Offering	2,512 shares (based on 2,012 shares outstanding as of October 31, 2005)

Price per Share	$3,000 per share, which is fixed in our Articles of Incorporation.

Use of Proceeds	To repay existing indebtedness. See “Use of Proceeds.”

Dividend Policy	We do not anticipate paying cash dividends in the foreseeable future. See “Dividend Policy.”
RISK FACTORS
      An investment in our common stock involves a high degree of risk. Potential investors should carefully consider the risk factors set forth under “Risk Factors” beginning on page 3 and other information contained in this prospectus before investing in our common stock.

RISK FACTORS
      The value of your investment will be subject to the significant risks inherent in our business. Before you invest in our common stock, you should be aware that there are various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus. If any of the events described below occur, our business and financial results could be adversely affected in a material way, and you, therefore, may lose all or part of your investment. The risks and uncertainties described below are not the only risks and uncertainties the Company faces. Additional risks and uncertainties not presently known to the Company or that are currently deemed immaterial also may impair its business operations in a material way.
RISKS RELATED TO OUR BUSINESS

Our Operating Results May Fluctuate Due to Factors Outside of Management’s Control
      The Company’s operating results may significantly fluctuate, and you should not rely on them as an indication of the Company’s future results. Future revenues and results of operations may significantly fluctuate due to a combination of factors, many of which are outside of management’s control. The most notable of these factors include:

•	vendor rebates;

•	seasonality;

•	the impact of economic factors on the national veterinary practices;

•	the timing and effectiveness of marketing programs offered by our vendors;

•	the timing of the introduction of new products and services;

•	the timing and effectiveness of capital expenditures;

•	changes in manufacturer contracts; and

•	competition.
      Any of the factors could adversely impact our results of operations and financial condition. The Company may be unable to reduce operating expenses quickly enough to offset any unexpected revenue shortfall. If the Company has a shortfall in revenue without a corresponding reduction to its expenses, operating results may suffer. The Company’s operating results for any particular quarter may not be indicative of future operating results. You should not rely on quarter-to-quarter comparisons of results of operations as an indication of the Company’s future performance.

Failure to Manage Growth Could Impair Our Business
      Our business has grown rapidly. Our revenues increased from $63.5 million in fiscal 1995 to $387.2 million in fiscal 2005. During that same period, we significantly expanded our operations in the United States. Our number of employees increased by approximately 260 individuals during this period.
      It may be difficult to manage rapid growth in the future, and our future success depends on our ability to implement and/or maintain:

•	Sales and marketing programs;

•	Customer support programs;

•	Current and new product and service lines;

•	Technological support which equals or exceeds our competitors;

•	Vendor relationships;

•	Recruitment and training of new personnel; and

•	Operational and financial control systems.
      Our ability to successfully offer products and services and implement our business plan in a rapidly evolving market requires an effective planning and management process. We expect that we will need to continue to improve our financial and managerial controls and reporting systems and procedures and to expand the training of our work force. If we are not able to manage the rapid growth, there is a risk our customer service quality could deteriorate, which may lead to decreased sales or no profitability.

An Adverse Change in Vendor Rebates Could Negatively Affect Our Results of Operation
      The terms under which we purchase animal health products from several vendors entitle us to receive a rebate based upon the attainment of certain growth goals. If market conditions deteriorate or other factors outside of our control change, vendors may adversely change the terms of some or all of these rebate programs and there can be no assurance as to the amount of rebates that we will receive in any given year. The occurrence of any of these events could have an adverse impact on our results of operations, and as a result, you may not receive a rebate under our annual program.

Our Quarterly Operating Results May Fluctuate Significantly
      Our quarterly revenues and operating results have varied significantly in the past and may continue to do so in the future. Rebates received from vendors have historically been the greatest during the quarter ending January 31. The timing of the receipt of our revenues is directly tied to the buying patterns of veterinarians related to certain medical procedures performed on production animals during the spring and fall months. These buying patterns also can be affected by vendors’ and distributors’ marketing programs launched during the summer months, particularly in June, which can result in veterinarians purchasing products earlier than they are needed. This kind of early purchasing may reduce our sales in the months these purchases would have otherwise been made.

Loss of Key Personnel Could Harm Our Business
      Our future success depends to a significant extent on the skills, experience and efforts of Company President and Chief Executive Officer, Dr. Lionel Reilly, and key members of his staff. The loss of any or all of these individuals could damage our business. In addition, we must continue to develop and retain a core group of individuals if we are to realize our goal of continued expansion and growth. We cannot assure you that we will be able to do so.
      Due to the specialized nature of our products and services, generally only highly qualified and trained individuals have the necessary skills to market our products and provide our services. We face intense competition for the hiring of these professionals. Any failure on our part to hire, train and retain a sufficient number of qualified professionals would damage our business. We do not generally enter into employment agreements or noncompetition agreements with our employees. However, we have an employment agreement with Dr. Reilly, which automatically renews for successive one year periods unless terminated by either party. For additional information, see “Employment Agreement.”

We Rely on Strategic Relationships to Generate Revenue
      To be successful, we must establish and maintain strategic relationships with leaders in the manufacturing industry. This is critical to our success because we believe that these relationships will enable us to:

•	Extend the reach of our distribution and services to the various participants in the veterinary industry;

•	Obtain specialized expertise; and

•	Generate revenue.

      Entering into strategic relationships is complicated because some of our current and future manufacturers are potential strategic partners, and these manufacturers may decide to compete with us in the future. In addition, we may not be able to establish relationships with key participants in the veterinary distribution industry if we have established relationships with competitors of these key participants. Consequently, it is important that we are perceived as independent of any particular customer or partner.
      Some of our agreements with manufacturers run for one year. We may not be able to renew our existing agreements on favorable terms or at all. If we lose the right to distribute products under such agreements, we may lose access to certain products and lose a competitive advantage. Potential competitors could sell products from manufacturers that we fail to continue with and erode our market share.

Performance or Security Problems With Our Systems Could Damage Our Business
      Our information systems are dependent on third party software, global communications providers, telephone systems and other aspects of technology and Internet infrastructure that are susceptible to failure. Though we have implemented redundant systems and security measures, our customer satisfaction and our business could be harmed if we or our suppliers experience any system delays, failures, loss of data, outages, computer viruses, break-ins or similar disruptions. We currently process all customer transactions and data at our facilities in Omaha, Nebraska. Although we have safeguards for emergencies, including, without limitation, sophisticated back-up systems, the occurrence of a major catastrophic event or other system failure at either of our distribution facilities could interrupt data processing or result in the loss of stored data. This may result in the loss of customers or a reduction in demand for our services. Only some of our systems are fully redundant and although we do carry business interruption insurance, it may not be sufficient to compensate us for losses that may occur as a result of system failures. If disruption occurs, our profitability and results of operations may suffer.

We Face Significant Competition
      The market for veterinary distribution services is intensely competitive, rapidly evolving and subject to rapid technological change. We compete with numerous vendors and distributors based on customer relationships, service and delivery, product selection, price and other capabilities. Some of our competitors have more customers, stronger brand recognition or greater financial resources than we do. Many of our competitors have comparable product lines, technical experience, distribution strategies and financial resources. These organizations may be better known and have more customers. We may be unable to compete successfully against these organizations.
      Many of our competitors have distribution strategies that directly compete with us. We have many competitors including Walco International, Inc., Butler Animal Health Supply, LLC, Lextron Animal Health, Inc., MWI Veterinary Supply Co., and J. A. Webster, Inc. d/b/a Webster Veterinary Supply.
      In addition, we expect that companies and others specializing in the veterinary products industry will offer competitive products. Some of our large manufacturers/suppliers may also compete with us through direct marketing and sales of their products. Increased competition could result in price reductions, decreased revenue, and lower profit margins; loss of market share; and increased marketing expectations. These and other competitive factors could materially and adversely affect the Company’s results of operations.

If We Fail to Comply With or Become Subject to More Onerous Government Regulations, Our Business Could be Adversely Affected
      The veterinary distribution industry is subject to changing political, economic and regulatory influences. Both state and federal government agencies regulate the distribution of certain animal health products, and the Company is subject to regulation, either directly or indirectly, by the U.S. Department of Agriculture (USDA), the Food and Drug Administration (FDA), the Environmental Protection Agency (EPA), and the Drug Enforcement Administration (DEA) and state boards of pharmacy. The regulatory stance these agencies take could change. Our suppliers are subject to regulation by the USDA, the FDA, the DEA, and the EPA, and material changes to the applicable regulations could affect the supplier’s ability to manufacture certain products which could adversely impact the Company’s product supply. In addition, some of our customers may rely, in part, on farm and agricultural subsidy programs. Changes in the regulatory positions that impact the availability of funding for such programs could have an adverse impact on our customers’ financial positions which could lead to decreased sales.
      We strive to maintain compliance with these laws and regulations. However, if we are unable to maintain or achieve compliance with these laws and regulations, we could be subject to substantial fines or other restrictions on our ability to provide competitive distribution services, which could have an adverse impact on our financial condition.
      We cannot assure you that existing laws and regulations will not be revised or that new, more restrictive laws will not be adopted or become applicable to us or the products that we distribute or dispense. We cannot assure you that the vendors of products that may become subject to more stringent laws will not try to recover any or all increased costs of compliance from us by increasing the prices at which we purchase products from them, or, that we will be able to recover any such increased prices from our customers. We also cannot assure you that our business and financial condition will not be materially and adversely affected by future changes in applicable laws and regulations.
      These factors affect our purchasing practices and operation of our business. Some of our competitors are consolidating to create integrated delivery systems with greater market presence. These competitors may try to use their market power to negotiate price reductions with the manufacturers. If we were forced to reduce our prices, our operating results would suffer. As the veterinary distribution industry consolidates, competition for customers will become more intense.

We May Not Be Able To Raise Needed Capital In the Future
      To the extent that our existing sources of cash, plus any cash generated from operations, are insufficient to fund our activities, we may need to raise additional funds. If we issue additional stock to raise capital, your percentage of ownership in us would be reduced. Holders of debt would have rights, preferences or privileges senior to those you possess as a holder of our common stock. Additional financing may not be available when needed and, if such financing is available, it may not be available on terms favorable to us. In addition, if we borrow money, we will incur interest charges, which could negatively impact our profitability.

Our Substantial Leverage Could Harm Our Business By Limiting Our Available Cash and Our Access To Additional Capital
      As of July 31, 2005, our total long-term debt (excluding current portions) was approximately $5.1 million, and we had $2.7 million outstanding under our revolving credit facility and an additional $37.3 million of borrowing capacity available under such facility. Our degree of leverage could have important consequences for you, including the following:

•	it may limit our and our subsidiaries’ ability to obtain additional funds for working capital, capital expenditures, debt service requirements, or other purposes on favorable terms or at all;

•	a substantial portion of our cash flows from operations must be dedicated to the payment of principal and interest on our indebtedness and thus will not be available for other purposes, including operations, capital expenditures and future business opportunities;

•	it may limit our ability to adjust to changing market conditions and place us at a competitive disadvantage compared to those of our competitors that are less leveraged;

•	we may be more vulnerable than a less leveraged company to a downturn in a general economic conditions or in our business; or

•	we may be unable to carry out capital spending that is important to our growth.
      Our credit agreements contain a number of covenants, among other things, that restrict our and our subsidiaries’ ability to incur additional indebtedness; pay dividends or make other distributions; make certain investments; use assets as security in other transactions; and sell certain assets or merge with or into other companies. In addition, we are required to satisfy and maintain specified financial ratios and tests. Events beyond our control may affect our ability to comply with these provisions, and we or our subsidiaries may not be able to meet those ratios and tests. The breach of any of these covenants would result in a default under our credit agreement and the lender could elect to declare all amounts borrowed under the applicable agreement, together with accrued interest, to be due and payable and could proceed against the collateral securing that indebtedness. If any of our indebtedness were to be accelerated, our assets may not be sufficient to repay in full that indebtedness and the notes.

Our Variable Rate Indebtedness Subjects Us To Interest Rate Risk, Which Could Cause Our Debt Service Obligations To Increase Significantly
      Certain of our borrowings, primarily borrowings under our revolving line of credit, are at variable rates of interest and expose us to interest rate risk based on market rates. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash available for servicing our indebtedness would decrease. Our variable rate debt for the year ended July 31, 2005 was approximately $2.7 million and our interest expense was $728 thousand. A 1% increase in the average interest rate would increase future interest expense by approximately $155 thousand per year assuming an average outstanding balance under the revolving line of credit of $15.5 million.

Our Business, Financial Condition And Results of Operations Depend Upon Maintaining Our Relationships With Vendors.
      We currently distribute more than 20,000 products sourced from more than 350 vendors. We currently do not manufacture any of our products and are dependent on these vendors for our supply of products. Our top three vendors, Pfizer, Inc., Bayer Corporation, and Novartis Animal Health Inc. supplied products that accounted for approximately 51% of our product purchases for the fiscal year ended July 31, 2005.
      Our ability to sustain our gross profits has been, and will continue to be, dependent in part upon our ability to obtain favorable terms and access to new and existing products from our vendors. These terms may be subject to changes from time to time by vendors, such as changing from a “buy/sell” to an agency relationship, or from an agency to a “buy/sell” relationship. In a “buy/sell” transaction, we purchase or take inventory of products from our vendors. Under an agency relationship, when we receive orders for products from a customer, we transmit the order to the vendor who then picks, packs and ships the products. Any changes from “buy/sell” to agency or from agency to “buy/sell” could adversely affect our revenues and operating income. The loss of one or more of our large vendors, a material reduction in their supply of products or material changes in the terms we obtain from them could have a material adverse effect on our business, financial condition and results of operations.
      Some of our current and future vendors may decide to compete with us in the future by pursuing or increasing their efforts in direct marketing and sales of their products. These vendors could sell their products at lower prices and maintain a higher gross margin on their product sales than we can. In this event, veterinarians or animal owners may elect to purchase animal health products directly from these vendors. Increased competition from any vendor of animal health products could significantly reduce our market share and adversely impact our financial results.
      In addition, we may not be able to establish relationships with key vendors in the animal health industry if we have established relationships with competitors of these key vendors. We have written agreements with several of our vendors. Some of our agreements with vendors are for one-year periods. Upon expiration, we may not be able to renew our existing agreements on favorable terms or at all. If we lose the right to distribute products under such agreements, we may lose access to certain products and lose a competitive advantage. Potential competitors could sell products from vendors that we fail to continue with and erode our market share.

We Rely Substantially On Third-Party Suppliers, and the Loss Of Products Or Delays In Product Availability From One Or More Third-Party Supplier Could Substantially Harm Our Business
      We must contract for the supply of current and future products of appropriate quantity, quality and cost. Such products must be available on a timely basis and be in compliance with any regulatory requirements. Failure to do so could substantially harm our business.
      We often purchase products from our suppliers under agreements that are of limited duration or can be terminated on a periodic basis. There can be no assurance, however, that our suppliers will be able to meet their obligations under these agreements or that we will be able to compel them to do so. Risks of relying on suppliers include:

•	If an existing agreement expires or a certain product line is discontinued, then we would not be able to continue to offer our customers the same breadth of products and our sales and operating results would likely suffer unless we are able to find an alternate supply of a similar product.

•	Current agreements, or agreements we may negotiate in the future, may commit us to certain minimum purchase or other spending obligations. It is possible we will not be able to create the market demand to meet such obligations, which would create an increased drain on our financial resources and liquidity.

•	If market demand for our products increases suddenly, our current suppliers might not be able to fulfill our commercial needs, which would require us to seek new manufacturing arrangements or new sources of supply and may result in substantial delays in meeting market demand. If we consistently generate more demand for a product than a given supplier is capable of handling, it could lead to large backorders and potentially lost sales to competitive products that are readily available. This also could require us to seek new sources of supplies.

•	We may not be able to control or adequately monitor the quality of products we receive from our suppliers. Poor quality products could damage our reputation with our customers.

•	Some of our third party suppliers are subject to ongoing periodic unannounced inspection by regulatory authorities, including the FDA, DEA, EPA, and other federal and state agencies for compliance with strictly enforced regulations, and we do not have control over our suppliers’ compliance with these regulations and standards. Violations could potentially lead to interruptions in supply that could cause us to lose sales to readily available competitive products.
      Potential problems with suppliers such as those discussed above could substantially decrease sales, lead to higher costs and damage our reputation with our customers due to factors such as poor quality goods or delays in order fulfillment, which may result in decreased sales of our products and substantially harm our business.

We Rely Upon Third Parties to Ship Products to Our Customers and Interruptions in Their Operations Could Harm Our Business, Financial Condition and Results of Operations
      We use UPS and FedEx as our primary delivery services for our air and ground shipments of products to our customers. If there were any significant service interruptions, there can be no assurance that we could engage alternative service providers to deliver these products in either a timely or cost-efficient manner, particularly in rural areas where many of our customers are located. Any strikes, slowdowns, transportation disruptions or other adverse conditions in the transportation industry experienced by any of our delivery services could impair or disrupt our ability to deliver our products to our customers on a timely basis and could have a material adverse effect upon our customer relationships, business, financial condition and results of operations. In addition, any increase in the shipping costs, including fuel surcharge could have an adverse effect on our financial condition and results of operations.

We Are Exposed To Potential Risks From Recent Legislation Requiring Companies To Evaluate Their Internal Control Over Financial Reporting
      We are in the process of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments. During the course of our testing, we may identify deficiencies which we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. We will be required to comply with the requirements of Section 404 of the Sarbanes-Oxley Act for our fiscal year ending July 31, 2007. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.
RISKS RELATING TO OUR COMMON STOCK

There is No Market for Our Stock and the Value of the Stock Will Not Increase
      There is no established public trading market for the Company’s common stock, and there will be no established public trading market after this offering. Sales are limited to licensed veterinarians and veterinary clinics, and our common stock will not be sold, assigned, or otherwise transferred to anyone other than the Company. The price of each share is fixed at $3,000, or such lesser amount as determined by the Board of Directors in its discretion, as provided in our Articles of Incorporation. A share will not increase in value. If a shareholder wishes to redeem his, her, or its share, the shareholder must sell it to the Company and will receive only the amount he, she, or it paid for the share.

It is Unlikely We Will Pay Dividends
      We have never declared or paid any cash dividends on our common stock. While our Articles of Incorporation and Bylaws approved by the Company shareholders allow the payment of dividends, we currently intend to retain any future earnings for funding the growth of our business and repayment of existing indebtedness, and therefore, we do not currently anticipate declaring or paying cash dividends on our common stock in the foreseeable future. In addition, our loan agreements restrict us from paying such dividends.

You May be Forced to Sell Your Shares Back to the Company, and We May Lack the Funds to Repurchase All of the Shares
      As a shareholder, you may be forced to sell your share of stock back to the Company under certain circumstances. The Company is required to repurchase your share of stock in the event of your death or if you are no longer qualified to own the Company stock. We also have the option to repurchase our stock if a shareholder owes money to us and fails to make payments by the due date. If any of the events occur, the Company will repurchase the share at the price you paid for it.
      As a shareholder you are not permitted to sell, assign, or otherwise transfer your share of stock except back to the Company. The shareholder must give the Company written notice of the proposed sale, and we will repurchase the share of stock within ninety days of receiving such written notice at the price the shareholder paid for the share. If substantially all the shareholders wish to sell their shares or no longer become qualified to own the Company stock, we will be required to repurchase a large number of shares, which may divert financial resources that would otherwise be used for operations and business. In addition, if a significant majority of the shareholders want to sell their shares at the same time, there is a risk we would not have enough financial resources to repurchase all outstanding shares within the ninety days or at any time. If we lack adequate funds to repurchase all the shares, you would have no other means of selling your interest, and you could lose your entire investment.

Investors May Fail to Pay the Installment Payments
      An investor may choose from two payment plans: (1) one payment for the full $3,000 cost of the share; or (2) three installments of $1,000 each, with the second and third installments due thirty and sixty days after the first installment is paid. The payment plans are not available in all states in which we offer our shares of common stock. It is possible investors may fail to pay all or a portion of the installment payments when due, thereby depriving the Company of the anticipated offering proceeds.
FORWARD-LOOKING STATEMENTS
      The SEC encourages companies to disclose forward-looking information so that investors can better understand a Company’s future prospects and make informed investment decisions. This prospectus contains these types of statements, which are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.
      Some of the information in this prospectus, including the “Risk Factors” section above, contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as “may,” “will,” “expect,” “anticipate,” “believe,” “estimate,” “project,” and “continue” or similar words. All forward-looking statements reflect our management’s present expectation of future events and are subject to a number of important factors and uncertainties that could cause results to differ materially from those described in the forward-looking statements. You should read statements that contain these words carefully because they:

•	Discuss our future expectations;

•	Contain projections of our future results of operations or of our financial condition; and/or

•	State other “forward-looking” information.
      We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The factors listed in the “Risk Factors” section above, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, operating results and financial condition. You are cautioned not to place undue reliance on forward-looking statements in this prospectus, which speak only as of the date of this prospectus. We are under no obligation and expressly disclaim any obligation to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise.
      For these statements, we claim the protection of the safe harbor for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.
USE OF PROCEEDS
      We assume that we will receive net proceeds of approximately $1,259,810 from our sale of common stock in this offering after deducting $240,190 in estimated offering expenses and assuming the sale of all shares. We have and intend to continue to use the proceeds from the sale of shares of common stock for the repayment of Company’s obligations to the U.S. Bank National Association which are evidenced by a Term Promissory Note and a Revolving Promissory Note and a first mortgage on the Company’s Omaha facility. In addition to being used for working capital, the proceeds of this indebtedness were used for investment in property and equipment.
      As of July 31, 2005, the Company had approximately $2.7 million outstanding on the Revolving Promissory Note with U.S. Bank that matures on January 1, 2008 and accrues interest at a variable rate, subject to change each fiscal quarter, equal to the LIBOR Rate plus a percentage based on the Company’s leverage ratio. As of July 31, 2005, the variable interest rate at which the Revolving Promissory Note accrued interest was 5.67%. We intend to use $1,259,810, or 100%, of the net proceeds to repay this note. After depletion of the offering proceedings, the Company intends to repay the remaining balance of the outstanding obligations owed to U.S. Bank through income from its business operations.
      The foregoing represents our current intentions based on our current plans and business condition. We intend to use the proceeds from this offering in the manner described above; however, the occurrence of unforeseen events or changes in business conditions could result in the application of the net proceeds from this offering in a manner other than described in this prospectus.
DIVIDEND POLICY
      The Company’s Articles of Incorporation and Bylaws permit the Company to pay dividends. Any such payment of dividends would be solely in the discretion of the Board of Directors, and at this time, we do not anticipate that a dividend will be paid in the foreseeable future. We intend to retain future earnings, if any, to finance the expansion of our business and repay existing indebtedness. In addition, our revolving credit facilities restrict our ability to pay dividends to our shareholders. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

CAPITALIZATION
      The following table sets forth our capitalization as of July 31, 2005 and 2004, on an actual basis and as adjusted to reflect the sale of the 500 shares of common stock and applying the estimated net proceeds from the offering. This table should be read in conjunction with the “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and notes thereto appearing elsewhere in this prospectus.

	At July 31, 2004		At July 31, 2005

	Actual	As Adjusted(1)	Actual	As Adjusted(1)

	(Restated)
	(In thousands)		(In thousands)
Short-term debt (including current portion of long term debt)	$12,174	$10,914	$3,791	$2,531

Long-term debt (excluding current portion)	5,982	5,982	5,109	5,109

Shares subject to mandatory redemption(2)	2,110	2,110	2,170	2,170

Redeemable common stock(2)	3,636	5,137	3,797	5,298

Stockholders’ Equity
Retained earnings	9,195	8,954	11,731	11,490

Total stockholders’ equity	9,195	8,954	11,731	11,490

Total capitalization	$33,097	$33,097	$26,598	$26,598

(1)	As adjusted reflects the issuance of 500 additional shares (Total offering proceeds of $1,500,000 less estimated offering costs of $240,190.05 for net proceeds of $1,259,809.95) as redeemable common stock. Additional shares issued will either be classified as redeemable common stock or shares subject to mandatory redemption. For purposes of the capitalization table, we classified the issuance only as redeemable common stock.

(2)	See Note 6 of the Company’s consolidated financial statements for the year ended July 31, 2005 for additional information on the Company’s redeemable common stock and shares subject to mandatory redemption.

COMMON STOCK PRICE RANGE
      No established public trading market exists for the Company’s common stock. The price for a share of Company common stock is set in our Articles of Incorporation at $3,000 per share, or such lesser amount as determined by the Board of Directors in its discretion. Therefore, unless the Board of Directors lowers the future price of common stock, an event which we do not currently anticipate occurring, the price will remain at $3,000 per share and there will be no dilution of existing shareholders’ interests.
      The book value per share as of July 31, 2005 was $8,766. This value was derived by dividing the $17,698,000 stockholders’ equity by the 2,019 shares outstanding as of July 31, 2005. Stockholders’ equity includes $11,731,000 as stated on the Company’s balance sheet as of July 31, 2005 plus $2,170,000 of paid-in capital for shares subject to mandatory redemption plus $3,797,000 of paid-in capital for redeemable common stock. See Note 6 of the Company’s Consolidated Financial Statements for the year ended July 31, 2005, for additional information on the presentation of the Company’s balance sheet and on the Company’s redeemable common stock and shares subject to mandatory redemption.

SELECTED FINANCIAL DATA
      The following table presents selected financial data for the Company for each of the five years ended July 31, 2005. The historical selected financial data are derived from the Company’s Financial Statements included elsewhere in this report and should be read in conjunction with those financial statements and notes thereto. See Note 14 to the 2005 Consolidated Financial Statements for a discussion on the Company’s recent restatement of its financial statements. All amounts are in thousands except per share data.

	2001	2002	2003	2004	2005

	(Restated)	(Restated)	(Restated)	(Restated)
Net sales and other revenues	197,523	239,922	298,919	335,421	387,249
Operating income	1,320	2,143	5,177	5,292	4,610
Net income	387	1,109	3,214	2,978	2,536
Income per share:
Operating income	912.08	1,386.42	2,987.10	4,421.11	3,677.01
Net Income	267.58	717.14	1,854.47	2,487.77	2,022.61
Redeemable common shares outstanding used in the calculation	1,447	1,546	1,733	1,197	1,254
Total assets	50,737	68,634	84,402	84,751	85,266
Total long-term obligations	5,565	5,076	7,972	5,982	5,109
Total number of shares subject to mandatory redemption(1)	—	—	—	716	731
Total number of redeemable common shares(1)	1,534	1,544	1,845	1,236	1,288

(1)	For additional information on the Company’s shares, see Note 6 to the 2005 Financial Statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
      This prospectus contains forward-looking statements that involve risks and uncertainties. Actual events or results may differ materially from those indicated in such forward-looking statements. The following discussion of the financial condition and results of our operations should be read in conjunction with the Financial Statements and related notes thereto included elsewhere in this prospectus.
Restatement of Previously Reported Financial Statements
      Subsequent to the issuance of the Company’s consolidated financial statements for the year ended July 31, 2004, a review by the SEC initiated discussions among the Company, its external auditor, and the SEC relating to accounting treatment of the Company’s common stock. Based on those discussions, management concluded that for accounting purposes, the Company’s common stock that was then classified as permanent equity be reclassified as temporary equity on its balance sheet in accordance with generally accepted accounting principles. For additional information on the restatement, see Note 14 to the Company’s Consolidated Financial Statements.
Note on Common Stock
      All references to “common stock” herein include both Shares Subject to Mandatory Redemption and Redeemable Common Stock as described in the Company’s financial statements unless otherwise noted.
Overview
      Professional Veterinary Products, Ltd. provides distribution services of animal health and companion animal products through three business segments: Wholesale Distribution, Logistics Services, and Direct Customer Services. The Wholesale Distribution segment is a wholesaler animal health products. The Logistics Services segment provides logistics and distribution service operations for vendors of animal health products and business to business type transactions. The Direct Customer Services segment is a supplier of animal health products to the producer or consumer.
      The Company’s Wholesale Distribution segment comprises the majority of its operations, representing 90% of consolidated net sales and other revenue in fiscal 2005. Revenues are primarily earned by effectively distributing products to veterinarians or veterinary practices. The main factor that impacts net sales is the Company’s ability to offer a broad product line through excellent and knowledgeable customer service.
      The Company’s revenues have increased from $63.5 million in fiscal year 1995 to $387.2 million in fiscal year 2005. Initially, the Company distributed its products predominately to existing shareholders but over time has increased its sales to non-shareholders. In fiscal year 2005, net sales and other revenue to non-shareholders totaled $86.7 million or 22% of total net sales and other revenue.
      We expect the trend of increases in sales to continue as we continue to increase the number and type of customer accounts. We will continue our strategy of supporting the food producing animal veterinarian with a broad range of products and value-added services. However, sales in the food producing animal sector are subject to very low margins. In view of the increasing maturity of the food producing animal market, the Company must continue to look for future growth in the companion animal sector. The changing trends of veterinary medicine has resulted in a gradual shift toward the sale of more “companion animal” products which products account for nearly 52% of the Company’s revenues in fiscal year 2005.
      The Company also differentiates itself from its competitors by providing annual performance rebates to its shareholders. In fiscal 2004, the performance rebates were approximately $5.3 million. During the first three quarters of 2005, management expected the performance rebates paid to shareholders to be lower than amounts historically paid to them. However, during the fourth quarter, the rebates materialized and will be comparable to the prior year or $5.2 million for fiscal 2005. The fourth quarter increase in rebates resulted from sales performance incentives earned by the Company.

      Historically, companion animal product related transactions have enjoyed higher margins than sales of food producing animal products. We believe that as competition increases in the companion animal sector it is likely that margins will begin to erode. We also believe that there is likely to be consolidation of the many small privately owned veterinary clinics, which will result in an increasing number of larger veterinary practice business units. As a result, the larger veterinary practices will have increased purchasing leverage and will negotiate for lower product costs which will reduce margins at the distribution level and impact Company revenue and net income.
Current Assets
      Current assets increased by $291 thousand to $70.7 million for fiscal year 2005 compared to $70.4 million for the previous year. This increase was primarily due to an increase in accounts receivable and other current assets which were partially offset by a decrease in cash and inventories.
Current Liabilities
      Current liabilities decreased by $1.2 million to $60.8 million for fiscal year 2005 compared to $62.0 million for the previous year. This decrease was primarily due to a decrease in the note payable due to U.S. Bank which was partially offset by an increase in accounts payable and other current liabilities.
Results of Operations
      The following discussion is based on the historical results of operations for fiscal 2005, 2004 and 2003.
Summary Consolidated Results of Operations Table

	July 31, 2005	July 31, 2004	July 31, 2003

		(Restated)	(Restated)
	(In Thousands)
Net sales and other revenue	$387,249	$335,421	$298,919
Cost of sales	349,375	301,393	268,008

Gross profit	37,874	34,028	30,911
Operating, general and administrative expenses	33,264	28,736	25,734

Operating income	4,610	5,292	5,177

Interest expense, net	(680)	(678)	(308)
Other income (expense)	98	113	119

Income before taxes	4,028	4,727	4,988
Income tax expense	1,492	1,749	1,774

Net income	$2,536	$2,978	$3,214

Beginning retained earnings	9,195	6,217	3,003

Ending retained earnings	$11,731	$9,195	$6,217

      Net sales and other revenue were $387.2 million in 2005, $335.4 million in 2004 and $298.9 million in 2003. The increase in net sales and other revenue in 2005 over 2004 resulted primarily from an increase in sales to new customers of $23.0 million and an increase in sales to existing customers of $28.8 million in the animal health industry. The increase in net sales and other revenue in 2004 over 2003 resulted primarily of sales to new customers of $42.5 million despite a slight decrease in sales to existing customers of $6.0 million in the animal health industry.
      Gross profit was $37.9 million in 2005, $34.0 million in 2004 and $30.9 million in 2003. The increase in gross profit in 2005 over 2004 resulted primarily from increased net sales and other revenue while cost of sales remained constant as a percentage of net sales and other revenue. Cost of sales increased due to an increase of freight expense of $.7 million and an increase of sales performance incentives of $2.8 million. The increase in gross profit in 2004 over 2003 resulted primarily from increased net sales and other revenue while cost of sales remained constant as a percentage of net sales and other revenue. Cost of sales increased due to additional freight expense of $.8 million.
      Operating, general and administrative expenses were $33.3 million in 2005, $28.7 million in 2004 and $25.7 million in 2003. The increase in operating, general and administrative expenses in 2005 over 2004 resulted primarily from an increase in payroll, payroll taxes, and employee benefits of $2.0 million and an increase in other operating, general and administrative expenses of $2.5 million to support the increase in revenue. The increase in operating, general and administrative expenses in 2004 over 2003 resulted primarily from an increase in payroll, payroll taxes, and employee benefits of $1.6 million and an increase in other operating, general and administrative expenses of $1.4 million to support the increase in revenue.
      Operating income was $4.6 million in 2005, $5.3 million in 2004 and $5.2 million in 2003. The decrease in operating income in 2005 over 2004 resulted primarily from an increase in cost of sales of $48.0 million and an increase in operating, general and administrative expenses of $4.5 million. Offsetting this decrease was an increase in net sales and other revenue of $51.8 million to customers in the animal health industry. The increase in operating income in 2004 over 2003 resulted primarily from an increase in net sales and other revenue of $36.5 million to customers in the animal health industry. Offsetting this increase was an increase in cost of sales of $33.4 million and an increase in operating, general and administrative expenses of $3.0 million.
      The Company’s other income and interest (expense) was $(582) thousand in 2005, $(565) thousand in 2004 and $(189) thousand in 2003. The increase in the Company’s other income and interest (expense) in 2005 over 2004 resulted primarily from an increase in interest expense of $84 thousand, which was due principally on outstanding debt and a decrease in equity earnings of unconsolidated affiliate of $53 thousand. Partially offsetting this increase was an increase in the finance charges on past due accounts receivable of $82 thousand and an increase to other income primarily attributable to assets sold of $38 thousand. The increase in the Company’s other income and interest (expense) in 2004 over 2003 resulted primarily from a decrease in interest income and additional interest expense of $74 thousand due principally on outstanding debt. The decrease in interest income resulted from a decrease in the finance charges on past due accounts receivable of $296 thousand.
Contractual Obligations and Commitments
      The Company’s contractual obligations (in thousands) at July 31, 2005 mature as follows:

	Payments Due by Period

		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

Loans payable to banks	$2,721	$2,721	$—	$—	—
Capital lease commitments	263	137	126	—	—
Operating lease commitments	759	38	696	25	—
Long-term debt obligations (including current portion)(1)	5,916	933	1,994	2,989	—

Total contractual obligations(2)	$9,659	$3,829	$2,816	$3,014	—

(1)	Interest payments due on long-term debt for less than 1 year are $374, 1-3 years are $567, 3-5 years are $199, and after 5 years are $0.

(2)	See Note 8 of the Consolidated Financial Statements for additional information.

      In addition, the Company’s Bylaws require the Company to repurchase stock within ninety (90) days of receiving written notice from a shareholder requesting redemption of his, her, or its stock or within one year following the date of death. The redemption amount is the original purchase price of the stock paid by the shareholder. The Company was contingently liable for $6.0 million as of July 31, 2005.

Operating Segments
      The Company has three reportable segments: Wholesale Distribution, Logistics Services, and Direct Customer Services. The Wholesale Distribution segment is a wholesaler of animal health products. This segment distributes products primarily to licensed veterinarians or business entities comprised of licensed veterinarians.
      The Logistics Services segment provides logistics and distribution service operations for vendors of animal health products and business to business type transactions. The Logistic Services segment distributes products primarily to other animal health companies.
      The Direct Customer Services segment is a supplier of animal health products to the producer or consumer. Animal health products are shipped to locations closer to the final destination. The segment’s trucking operations transport the products directly to the producer or consumer.
      The Company’s reportable segments are strategic business units that serve different types of customers in the animal health industry. The separate financial information of each segment is presented consistent with the way results are regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. See Note 13 of the Company’s 2005 Consolidated Financial Statements for additional quantitative segment information.
      The following table summarizes the Company’s operations by business segment:

	Year Ended

	July 31, 2005	July 31, 2004	July 31, 2003

	(In thousands)
NET SALES AND OTHER REVENUE
Wholesale Distribution	$386,073	$333,290	$297,007
Logistics Services	1,930	1,246	2,076
Direct Customer Services	42,926	31,479	24,223
Eliminations	(43,680)	(30,594)	(24,387)

Consolidated Total	$387,249	$335,421	$298,919

COST OF SALES
Wholesale Distribution	352,980	303,248	269,582
Logistics Services	1,877	1,190	1,955
Direct Customer Services	37,432	27,325	20,842
Eliminations	(42,914)	(30,370)	(24,371)

Consolidated Total	$349,375	$301,393	$268,008

OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES
Wholesale Distribution	28,420	24,692	22,245
Logistics Services	1	—	1
Direct Customer Services	4,843	4,044	3,488
Eliminations	—	—	—
Consolidated Total	$33,264	$28,736	$25,734

BUSINESS SEGMENT ASSETS
Wholesale Distribution	$84,574	$84,128	$83,842
Logistics Services	300	248	192
Direct Customer Services	10,131	666	394
Eliminations	(9,739)	(291)	(26)

Consolidated Total	$85,266	$84,751	$84,402

Wholesale Distribution
      Net sales and other revenue for our wholesale distribution segment were $386.1 million in 2005, $333.3 million in 2004 and $297.0 million in 2003. The increase in net sales and other revenue in 2005 over 2004 resulted primarily from an increase in sales to customers in the animal health industry of $53.6 million and an increase in equity earnings from consolidated affiliates of $.5 million. Partially offsetting this increase was an increase in sales returns of $1.3 million. The increase in net sales and other revenue in 2004 over 2003 resulted primarily from an increase in sales to customers in the animal health industry of $36.1 million and an increase in equity earnings from consolidated affiliates of $.2 million.
      Gross profit for our wholesale distribution segment was $33.1 million in 2005, $30.0 million in 2004 and $27.4 million in 2003. The increase in gross profit in 2005 over 2004 resulted primarily from an increase in net sales and other revenue of $52.8 million. This increase was offset primarily due to an increase in cost of sales of $49.7 million, which increased due to an increase in freight expense of $.5 million and an increase of sales performance incentives earned by this business segment for $1.8 million. The increase in gross profit in 2004 over 2003 resulted primarily from an increase in net sales and other revenue of $36.3 million. This increase was offset primarily due to an increase in cost of sales of $33.7 million. Cost of sales included an increase of freight expense of $.6 million and a decrease of sales performance incentives earned by this business segment for $.6 million
      Operating, general and administrative expenses for our wholesale distribution segment were $28.4 million in 2005, $24.7 million in 2004 and $22.2 million in 2003. The increase in operating, general and administrative expenses in 2005 over 2004 resulted primarily from an increase of payroll, payroll taxes, and employee benefits of $1.4 million and an increase of $2.3 million in other operating, general and administrative expenses to support the increase in revenue. The increase in operating, general and administrative expenses in 2004 over 2003 resulted primarily from an increase of payroll, payroll taxes, and employee benefits of $1.1 million and an increase of $1.4 million in other operating, general and administrative expenses to support the increase in revenue.
      Operating income for our wholesale distribution segment was $4.7 million in 2005, $5.3 million in 2004 and $5.2 million in 2003. The decrease in operating income in 2005 over 2004 resulted primarily from an increase in cost of sales of $49.7 million and an increase in operating, general and administrative expenses of $3.7 million to support the increased revenue. Partially offsetting this decrease was an increase of net sales and other revenue of $52.8 million. The increase in operating income in 2004 over 2003 resulted primarily from an increase of net sales and other revenue of $36.3 million. Offsetting this increase was an increase in cost of sales of $33.7 million and an increase in operating, general and administrative expenses of $2.5 million to support the increased revenue.
      Assets increased by $446 thousand to $84.6 million for fiscal year 2005 compared to $84.1 million for the previous year. This increase was primarily due to an increase in accounts receivable and other assets which were partially offset by a decrease in cash and inventories.

Logistics Services
      Net sales and other revenue for our logistic services segment were $1.9 million in 2005, $1.2 million in 2004 and $2.1 million in 2003. The increase in net sales and other revenue in 2005 over 2004 resulted primarily from an increase of $.8 million in sales to other animal health wholesalers. Partially offsetting this increase was an increase in sales returns of $.1 million. The decrease in net sales and other revenue in 2004 over 2003 resulted primarily from a decrease of $.9 million in sales to other animal health wholesalers.
      Gross profit for our logistic services segment was $53 thousand in 2005, $56 thousand in 2004 and $121 thousand in 2003. The decrease in gross profit in 2005 over 2004 resulted primarily due to increased cost of sales of $687 thousand. Offsetting this decrease was an increase in net sales and other revenue of $684 thousand. The decrease in gross profit in 2004 over 2003 resulted primarily from decreased net sales and other revenue of $830 thousand. Offsetting the decrease in gross profit was a decrease in cost of sales of

$765 thousand. Cost of sales included an increase of sales performance incentives for $23 thousand earned by this business segment.
      Operating, general and administrative expenses for our logistic services segment were $1 thousand in 2005, $0 in 2004, and $1 thousand in 2003. The increase in operating, general and administrative expenses in 2005 over 2004 resulted primarily from an increase in sales to other animal health wholesalers. The decrease in operating, general and administrative expenses in 2004 over 2003 resulted primarily from a decrease in sales to other animal health wholesalers.
      Operating income for our logistic services segment was $52 thousand in 2005, $56 thousand in 2004 and $120 thousand in 2003. The decrease in operating income in 2005 over 2004 resulted primarily from an increase in cost of sales of $687 thousand and an increase in operating, general and administrative expenses of $1 thousand. Offsetting this decrease was increase in net sales and other revenue of $684 thousand. The decrease in operating income in 2004 over 2003 resulted primarily from a decrease in net sales and other revenue of $830 thousand. Partially offsetting this decrease was a decrease in cost of sales of $765 thousand and a decrease in operating, general and administrative expenses of $1 thousand.
      Assets decreased by $52 thousand to $300 thousand for fiscal year 2005 compared to $248 thousand for the previous year. This decrease was primarily due to a decrease in accounts receivable.

Direct Customer Services
      Net sales and other revenue for our direct customer services segment were $43.0 million in 2005, $31.5 million in 2004 and $24.2 million in 2003. The increase in net sales and other revenue in 2005 over 2004 resulted primarily from an increase in sales of $11.7 million to producers in the animal health industry. Partially offsetting this increase was an increase in sales returns of $.4 million from producers in the animal health industry. The increase in net sales and other revenue in 2004 over 2003 resulted primarily from an increase in sales of $7.3 million to producers in the animal health industry.
      Gross profit for our direct customer services segment was $5.5 million in 2005, $4.2 million in 2004 and $3.4 million in 2003. The increase in gross profit in 2005 over 2004 resulted primarily from an increase in net sales and other revenue of $11.5. Partially offsetting this increase was an increase in cost of sales of $10.1 million. Cost of sales included an increase of freight expense of $.2 million and an increase of sales performance incentives of $1.2 million earned by this business segment. The increase in gross profit from 2004 over 2003 was resulted primarily due to increased net sales and other revenue of $7.3 million. Partially offsetting this increase was an increase in cost of sales of $6.5 million. Cost of sales included an increase of freight expense of $.2 million and an increase of sales performance incentives of $.5 million earned by this business segment.
      Operating, general and administrative expenses for our direct customer services segment were $4.8 million in 2005, $4.0 million in 2004 and $3.5 million in 2003. The increase in operating, general and administrative expenses in 2005 over 2004 resulted primarily from an increase in payroll, payroll taxes, and employee benefits of $.6 million and an increase of $.2 million in other operating, general and administrative expenses in order to support the increase in revenue. The increase in operating, general and administrative expenses in 2004 over 2003 resulted primarily from increase in payroll, payroll taxes, and employee benefits of $.5 million to support the increase in revenue.
      Operating income (loss) for our direct customer services segment was $.7 million in 2005, $.2 million in 2004, and $(.1) million in 2003. The increase in operating income in 2005 over 2004 resulted primarily from increased net sales and other revenue of $11.5 million. Offsetting this increase was an increase of cost of sales of $10.1 million and an increase in operating, general and administrative expenses of $.8 million. The increase in operating income in 2004 over 2003 resulted primarily from increased net sales and other revenue of $7.3 million. Offsetting this increase was an increase of cost of sales of $6.5 million and an increase in operating, general and administrative expenses of $.5 million.
      Assets increased by $9.5 million to $10.1 million for fiscal year 2005 compared to $666 thousand for the previous year. This increase was primarily due to an increase in accounts receivable.

Seasonality in Operating Results
      The Company’s quarterly sales and operating results have varied significantly in the past and will likely continue to do so in the future. Historically, the Company’s sales are seasonal with peak sales in the spring and fall. The cyclical nature is directly tied to the significant amount of business the Company does in the livestock sector. Product use cycles are directly related to certain medical procedures performed by veterinarians on livestock during the spring and fall.
      In the last few years the Company has been selling more companion animal related products. These products tend to have a different seasonal nature which minimally overlaps the livestock business cycles. The net result is a reduction of the cyclical seasonal nature of the business. Minimizing the cyclical nature of the Company’s business has allowed for more efficient utilization of all resources.
Liquidity and Capital Resources
      The Company expends capital primarily to fund day-to-day operations and expand those operations to accommodate sales growth. It is necessary for the Company to expend necessary funds to maintain significant inventory levels in order to fulfill its commitment to its customers. Historically, the Company has financed its cash requirements primarily from short term bank borrowings and cash from operations. At July 31, 2005, there were no additional material commitments for capital expenditures other than as noted below.
      The Company also has expended significant funds in the lease and purchase of its facilities. The Company leases a total of 87,500 square feet from Kinsley Equities II Limited Partnership for warehouse space in York, Pennsylvania. For additional information, see the section “Properties”.
      In October 2002, the Company purchased 10 acres of land adjacent to the current corporate facility in Omaha, Nebraska for approximately $808 thousand in order to provide the Company with land available for future expansion of its Omaha facility. In addition to the purchase of the additional 10 acres in Omaha, the Company made significant capital investments in equipment and furniture, including the purchase of office furniture, computer software, warehouse and computer equipment. The Company purchased some of the equipment in February 2003 by using a capital lease in the amount of $343,075, with interest at 4.58% and monthly payments of $10,218 through February 2006.
      In May 2003, the Company and U.S. Bank mutually agreed to amend and restate the Company’s Revolving Credit Agreement and established a revolving line of credit facility and a term loan facility. The Company’s subsidiaries, ProConn, LLC and Exact Logistics, LLC also were named as borrowers. As part of this amendment and restatement, the Company, its subsidiaries, and U.S. Bank entered into an Amended and Restated Loan Agreement and the Company converted $4,000,000 of the Company’s then current obligations under the original Revolving Credit Agreement into a term loan and into a Term Promissory Note in the same amount, which accrues interest at a fixed rate of 5.77% per annum. The Company, ProConn and Exact Logistics are jointly and severally liable for the obligations under the Term Promissory Note, which matures June 1, 2008. Currently, the Term Promissory Note is payable in 59 installments of principal and interest in the amount of $76,904 which are payable monthly through May 1, 2008. As of June 1, 2008, all unpaid principal and interest will be due. The Company may not prepay the Term Promissory Note without the prior written consent of U.S. Bank and the payment of a prepayment fee based on the net present value of the amount of principal to be prepaid. As of July 31, 2005, the Company had $2,492,003 outstanding on the Term Promissory Note.
      On December 28, 2004, the Company, ProConn, Exact Logistics and U.S. Bank entered into a Second Amendment to the Amended and Restated Loan Agreement whereby U.S. Bank agreed to increase the Company’s revolving line of credit from $25,000,000 to $40,000,000 and the Company agreed to amend its financial covenants under the Amended and Restated Loan Agreement. The increased revolving line of credit is evidenced by a Revolving Promissory Note for $40,000,000 among U.S. Bank, the Company, ProConn and Exact Logistics. The Company, ProConn and Exact Logistics are jointly and severally liable for the obligations under the Revolving Promissory Note, which matures on January 1, 2008. The actual principal amount outstanding varies as the Company borrows and repays its obligations throughout the term of the loan.

Advances made under the Revolving Promissory Note accrue interest at a variable rate, subject to change each fiscal quarter, equal to the LIBOR Rate plus a percentage based on the Company’s leverage ratio. As of July 31, 2005, the variable interest rate at which the Revolving Promissory Note accrued interest was 5.67% and the Company had approximately $2.7 million outstanding thereunder.
      Both the Term Promissory Note and the Revolving Promissory Note are secured by a first mortgage held by U.S. Bank on the Company’s Omaha facility as well as a first security interest on all of the Company’s accounts receivable, inventory, chattel paper, equipment, instruments, investment property, deposit accounts, documents, letter of credit rights, fixtures, personal property and general intangibles. The Amended and Restated Loan Agreement imposes a number of conditions which must be met by the Company, ProConn and Exact Logistics on an on-going basis prior to the U.S. Bank’s disbursement of loan funds under the Revolving Promissory Note, including, without limitation, meeting certain financial covenants and providing the Bank with annual audited financial statements and monthly interim financial statements. Failure to comply with these conditions will result in a default under the Amended and Restated Loan Agreement, Revolving Promissory Note and Term Promissory Note which permits U.S. Bank to accelerate the payment of the outstanding principal and accrued interest under both notes.
      In April 2005, the Company signed a lease agreement with U.S. Bancorp Equipment Finance for voice picking equipment to be used in Omaha, Nebraska and York, Pennsylvania facilities. The initial amount of the lease is in the amount of $207,996, with interest at 6.19% and monthly payments of $6,346 through April 2008.
      In February 2005, the Company entered into a written understanding to construct a 15,625 square foot building (the Building) in Hereford, Texas. The Building was completed in October 2005. Effective October 1, 2005, the Company entered into a Lease with two individuals who are both residents of the State of Texas. Pursuant to the Lease, the Company leases the premises located in a building, which contains approximately 15,625 rentable square feet, in Hereford, Texas. The Lease has an initial term of five (5) years, ending on September 30, 2010. The Company also has the option to renew the initial term of the Lease for two successive three year periods by providing the landlord notice of its election to renew thirty days prior to the commencement of such renewal term. The Company intends to use the premises for storing and warehousing animal health products. The initial amount of the lease is in the amount of $54,687.60 per month.
      In November 2005, the Company executed a Lease Agreement to lease certain premises located in Lexington, Kentucky. The Lease Agreement has an initial term of seventeen months, commencing November 1, 2005, and ending March 31, 2007. The Company intends to use the premises for storing and warehousing animal health products. The lease payments are $3,614.00 per month.
      In addition, the Company’s Bylaws require the Company to repurchase stock within ninety (90) days of receiving written notice from a shareholder requesting redemption of their stock or within one year following the date of death. The redemption amount is the original purchase price of the stock paid by the shareholder subject to adequate resources being available. The Company’s Articles of Incorporation prohibit shareholders from selling, assigning or otherwise transferring their common stock to any person or entity, other than to the Company. The Company was contingently liable for $6.0 million as of July 31, 2005.
      Operating Activities. For the fiscal year ending July 31, 2003, net cash consumed by operating activities of $1.9 million was primarily attributable to an increase of $7.2 million in accounts receivable and $1.8 million in inventories. These were partially offset by an increase of $1.5 million in accounts payable. For the fiscal year ending July 31, 2004, net cash provided by operating activities of $121 thousand was primarily attributable to decreases of $1.5 million in accounts receivable and $1.1 million in accounts payable. These were partially offset by an increase of $1.9 million in inventories. For the fiscal year ending July 31, 2005, net cash provided by operating activities of $9.8 million was primarily attributable to an increase of $6.4 million in accounts receivable and $6.3 million in accounts payable. These were partially offset by a decrease of $6 million in inventories.
      Investing Activities. Net cash consumed by investing activities of $2.5 million in fiscal year ending July 31, 2003 was primarily attributable to investments in land, equipment, including the purchase of office, warehouse and computer equipment. Net cash consumed by investing activities of $1.4 million in fiscal year ending July 31, 2004 was primarily attributable to investments in equipment, including the purchase of office, warehouse and computer equipment. Net cash consumed by investing activities of $1.2 million in fiscal year ending July 31, 2005 was primarily attributable to investments in equipment, including the purchase of office, warehouse and computer equipment.
      Financing Activities. In the fiscal year ending July 31, 2003, net cash provided by financing activities of $7.4 million was primarily attributable to an increase of $6.6 million in loan proceeds, and $797 thousand from net proceeds from issuance of redeemable common stock. In the fiscal year ending July 31, 2004, net cash consumed by financing activities of $544 thousand was primarily attributable to a decrease of $944 thousand in loan proceeds, and $400 thousand from net proceeds from the issuance of shares subject to mandatory redemption and the issuance of redeemable common stock. In the fiscal year ending July 31, 2005, net cash consumed by financing activities of $9.0 million was primarily attributable to a decrease of $9.3 million in loan proceeds and capital lease obligations, and $.2 million from net proceeds from the issuance of shares subject to mandatory redemption and the issuance of redeemable common stock.
Inflation
      Most of our operating expenses are inflation-sensitive with inflation generally producing increased costs of operations. During the past three years, the most significant effects of inflation have been on employee wages and costs of products. We historically have limited the effects of inflation through certain cost control efforts.
Critical Accounting Policies
      The Securities and Exchange Commission (“SEC”) issued disclosure guidance for “critical accounting policies”. The SEC defines “critical accounting policies” as those that require application of management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.
      The Company’s significant accounting policies are described in Note 2 to the Consolidated Financial Statements. Not all of these significant accounting policies require management to make difficult, subjective or complex judgments or estimates. However, management of the Company is required to make certain estimates and assumptions during the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. These estimates and assumptions impact the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period they are determined to be necessary. Actual results could differ from those estimates. Following are some of the Company’s critical accounting policies impacted by judgments, assumptions and estimates.

Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Revenue Recognition
      The Company derives its revenue primarily from the sale of products, consignment sales and agency agreements. Revenues are recognized as product is received by the customer and related services are performed in accordance with all applicable revenue recognition criteria. For these transactions, the Company applies the provisions of SEC Staff Accounting Bulletin No. 101, “Revenue Recognition.” The revenue from “buy/sell” and consignment transactions are recorded at gross. Agency sales are transactions presented on a net basis. The Company recognizes revenue when there is persuasive evidence of an arrangement, title and risk of loss have passed, delivery has occurred or the contractual obligations are met, the sales price is fixed or determinable and collection of the related receivable is reasonably assured.

Inventories
      Inventories consist substantially of finished goods held for resale and are valued at the lower of cost or market, not in excess of net realizable value. Cost is determined primarily by the weighted average cost method.

Major Customer, Major Suppliers and Credit Concentrations
      Other financial instruments, which potentially subject the Company to concentrations of credit risk, are trade accounts receivable and trade payables. One customer comprised a significant individual receivable consisting of 11.1% of the Company’s receivables at July 31, 2005. One customer comprised a significant individual receivable consisting of 11.3% of the Company’s receivables at July 31, 2004. Two vendors comprised 29.5% and 13.1%, respectively, of all purchases for fiscal year 2005. Two vendors comprised 31.1% and 12.9%, respectively, of all of the Company’s purchases for fiscal year 2004.

Income Taxes
      The Company provides for income taxes using the asset and liability method under which deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences and carry-forwards that result from events that have been recognized either in the financial statements or the income tax returns, but not both. The measurement of current and deferred income tax liabilities and assets is based on provisions of enacted laws. Valuation allowances are recognized if, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized. For further discussion, see Note 7 to the Consolidated Financial Statements.

Goodwill and Other Intangible Assets
      Beginning August 1, 2002, all goodwill amortization ceased in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 required the Company to evaluate its existing intangible assets and goodwill that were acquired in prior business purchase combinations, and to make any necessary reclassifications in order to conform to the new criteria in SFAS No. 141 for recognition apart from goodwill. The Company then had up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit’s carrying amount. To the extent a reporting unit’s carrying amount exceeds its fair value, an indication exists that the reporting unit’s goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit’s goodwill, determined by allocating the reporting unit’s fair value to all of its assets (recognized and unrecognized) and the liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to its carrying amount, both of which would be measured as of the date of adoption. The Company’s policy is to perform its annual impairment testing for all reporting units as of the fourth quarter of each fiscal year. For further discussion of the Company’s adoption of SFAS No. 142, see Note 12 to the consolidated financial statements.
      Other identifiable intangible assets consist of the Company trademark and loan origination fees. Trademarks have an indefinite life and therefore are not amortized. Loan origination fees constitute the Company’s identifiable intangible asset subject to amortization. Amortization of the loan origination fees is computed on a straight-line basis over the term of the related note. Amortization expense for the years ended July 31, 2005, 2004, and 2003 is included in interest expense on the Consolidated Statements of Income and Retained Earnings.
New Accounting Pronouncements
      In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 151, Inventory Costs — an amendment of ARB No. 43, Chapter 4.

SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS No. 151 requires that abnormal amounts be recognized as current period charges regardless of whether they meet the criterion of “so abnormal.” In addition, SFAS No. 151 requires that allocation of fixed production overhead to the cost of conversion be based on the normal capacity of the production facilities. This standard does not effect the Company’s financial position, cash flows or results of operations.
      In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections. SFAS No. 154 replaces FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and replaces APB Opinion No. 20, Accounting Changes. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company adopted SFAS No. 154 beginning in fourth quarter of fiscal 2005. This standard does not effect the Company’s financial position, cash flows or results of operations.
Quantitative and Qualitative Disclosures About Market Risk
      The Company is exposed to market risks primarily from changes in interest rates. The Company does not engage in financial transactions for trading or speculative purposes.
      The interest payable on the Company’s revolving line of credit is based on variable interest rates and is therefore affected by changes in market interest rates. If interest rates on variable rate debt rose .57 percentage points (a 10% change from the interest rate as of July 31, 2005), assuming no change in the Company’s outstanding balance under the line of credit (approximately $2.7 million as of July 31, 2005), the Company’s annualized income before taxes and cash flows from operating activities would decline by approximately $15 thousand.
      Under our Amended and Restated Loan Agreement with U.S. Bank dated May 12, 2003, the Company and its subsidiaries executed a Term Promissory Note in the amount of $4,000,000 which accrues interest at a fixed rate of 5.77% per annum and matures June 1, 2008. Currently, the Term Promissory Note is payable in 59 installments of principal and interest in the amount of $76,904 which are payable monthly through May 1, 2008. As of June 1, 2008, all unpaid principal and interest will be due. The Company may not prepay the Term Promissory Note without the prior written consent of U.S. Bank and the payment of a prepayment fee based on the net present value of the amount of principal to be prepaid. As of July 31, 2005, the Company had $2,492,003 outstanding on the Term Promissory Note.
      Under our Second Amendment to the Amended and Restated Loan Agreement with U.S. Bank, our revolving line of credit was increased to $40,000,000 and evidenced by a Revolving Promissory Note dated December 28, 2004, among U.S. Bank, the Company, and its subsidiaries. The Revolving Promissory Note matures on January 1, 2008. The actual principal amount outstanding varies as the Company borrows and repays its obligations throughout the term of the loan. Interest is payable at a variable rate, subject to change each fiscal quarter, equal to the London InterBank Offered Rate (LIBOR) plus a percentage based on the Company’s leverage ratio. Advances made under the Revolving Promissory Note accrue interest, and at July 31, 2005, the variable interest rate at which the Revolving Promissory Note accrued interest was 5.67% and the Company had approximately $2.7 million outstanding thereunder.
      Both the Term Promissory Note and the Revolving Promissory Note are secured by a first mortgage held by U.S. Bank on the Company’s Omaha facility as well as a first security interest on all of the Company’s accounts receivable, inventory, chattel paper, equipment, instruments, investment property, deposit accounts, documents, letter of credit rights, fixtures, personal property and general intangibles.

BUSINESS
      This registration statement contains forward-looking statements based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements involve risks and uncertainties. The Company’s actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, as more fully described elsewhere in this annual report. The Company undertakes no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.
Overview
      The Company is a leading wholesale distributor of animal health products to practicing veterinarians and their related businesses. The Company distributes approximately 20,000 different products including biologicals, pharmaceuticals, parasiticides, instruments and equipment. Routinely some 12,000 products are inventoried for immediate shipment. The balance of items are either drop-shipped from the manufacturer to the customer or are special order items. The Company primarily sells branded products as marketed by the major animal health manufacturers and suppliers. The Company does not currently private label any products but would consider a private label product agreement if there was a decisive competitive advantage for doing such.
      The Company operates through its three operating segments: Wholesale Distribution, Logistics Services, and Direct Customer Services. The Wholesale Distribution segment is a wholesaler of pharmaceuticals and other veterinary related items and accounted for approximately 90% of net sales and other revenue during fiscal year 2005. This segment distributes products primarily to Company shareholders, who are licensed veterinarians or business entities comprised of licensed veterinarians. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Operating Segments” below and in Note 13 of the Company’s 2005 Consolidated Financial Statements for quantitative segment information.
      The Company’s business strategy is to be the leading supplier of animal health products to veterinarians and veterinary clinics by offering a complete assortment of items at competitive prices which are supported by superior levels of customer service. The Company believes that this strategy provides it with a competitive advantage by combining the broad product selection with everyday low prices and support from very efficient operations. By purchasing products from the Company, veterinarians and veterinary clinics are able to lower their product acquisition costs which increase their profitability and give them a competitive market advantage.
      The Company has heavily invested in electronic information systems to maximize efficiencies. All phases of the transactional process are electronically driven. The Company believes this advanced electronic technology will assist in earlier adoption of electronic commerce through the Internet by both its customers and suppliers.
Background
      The Company was founded in 1982 by veterinarians whose primary interests were “food animal” related and was chartered on August 2, 1982 as a Missouri corporation. Since January 1, 1983 the Company has operated from various facilities in Omaha, Nebraska. The Company surrendered its Missouri charter and became a Nebraska corporation on September 22, 1999.
      Initially, the Company distributed its products predominately to existing shareholders who were veterinarians or business entities established to deliver veterinary services and/or products in which medical decisions were made by licensed veterinarians. Each shareholder and all of the shareholders’ affiliates were and are limited to ownership of one share of common stock. Over time, the Company’s sales to non-shareholders have increased. In fiscal year 2005, net sales and other revenue to non-shareholders totaled $70.6 million or 18% of total net sales and other revenue.
      The Company’s fiscal year begins on August 1 and concludes on July 31 of the following year.

Value-Added Services
      The Company offers its customers and suppliers a comprehensive menu of value-added services. These services allow individual customers to choose various selections based on their individual needs such as on-line ordering, inventory management, pharmacy and special order fulfillment. The Company manages a database of all transactions so that its customers may maximize their participation in promotions frequently offered by suppliers. Customers are periodically apprised, either by phone or mailings, of their level of participation in these promotions. This promotional tracking service gives customers the option to maximize their participation in promotions which can ultimately increase their profitability and allow them to more effectively compete in certain markets.
      The Company has developed a multi-day inventory management and purchasing techniques seminar for its customers. This seminar is held at one of the two company locations. Customers are trained to better use the Company’s resources and also be increasingly efficient in managing their product and inventory activities.
      The Company has Electronic Data Interchange (EDI) capability which provides the supplier with product sales and movement. The supplier is able to monitor sales activities, advertising effectiveness and market trends in an efficient manner. The Company also assists the manufacturer in the design of effective promotions. The historical transactional database and the promotional tracking service are unique tools to assist the manufacturer in tailoring effective promotions.
      As of May 1, 2005, the Company has enhanced the customer relationship by introducing and implementing e-commerce. E-commerce gives the customer the ability to place orders on-line and view purchasing history 24 hours a day, seven days a week through the Company’s website.
Our Shareholders
      As of July 31, 2005, the Company had 2,019 shareholders, all of whom were veterinarians or veterinary clinics. These shareholders are principally located from the Rocky Mountains to the Atlantic Seaboard with some presence in the southern United States. Our shareholders also are our primary customers. No shareholder represented more than 3% of the Company’s total revenues during fiscal year 2005.
      Due to the geographical location of the majority of its shareholders, nearly 48% of the Company’s gross sales are related to products used for the treatment and/or prevention of diseases in food animals. The balance of product sales is for the treatment and/or prevention of diseases in companion animals and equine, which represents changing trends in veterinary medicine and is discussed further under “Business — Customers and Suppliers.”
Rebates to Shareholders
      The Company issues rebates which are earned by its shareholders. Such rebates are calculated according to current practices of management based on shareholder eligible purchases and rebated back to shareholders by a credit memo. Such rebates are made on a pro rata basis to shareholders based on the aggregate amount of products purchased by each shareholder during the year for which the rebate is made. Rebates are included in the Company’s financial statements and are netted against sales and accounts receivable on the Company’s financial statements.
      Effective August 1, 2003, the Company modified its policies and procedures relating to the shareholder rebate in order to address concerns regarding late payments by shareholders. The determination of the amount rebated back to shareholders by credit memo during any fiscal year will include a review of whether the respective shareholder made timely payments to the Company and whether there are any past due invoices as of the end of the fiscal year. The Company will determine the shareholder’s “average days to pay” which is the number of days past the due date on which the Company receives the shareholder payment. If the average days to pay exceed 30 days, the amount of the rebate credited back to the shareholder will be reduced according to the Company’s then current reduction percentage policy. If a shareholder has any unpaid amount which is more than 90 days past due as of the fiscal year end, no rebate will be issued to the shareholder for that fiscal year.

Company Subsidiaries
      The Company has two direct wholly-owned subsidiaries: Exact Logistics, LLC and ProConn, LLC. Exact Logistics, LLC and ProConn, LLC were organized in the State of Nebraska on December 6, 2000 and are limited liability companies that are single member entities and 100% owned by the Company. The purpose of Exact Logistics, LLC is to provide logistics and distribution service operations for vendors of animal health products and business to business type transactions. Exact Logistics, LLC distributes products primarily to other animal health companies. The purpose of ProConn, LLC is to act as a supplier of animal health products directly to the producer and/or consumer. Producers and end users order veterinary products directly from ProConn instead of the manufacturer or supplier and ProConn then sells and delivers the products directly to producers and consumers. ProConn is responsible for all shipping, billing and related services. As part of its business operations, ProConn enters into agreements with “veterinarians of record” pursuant to which ProConn agrees to pay the “veterinarian of record” a percentage of the sale received by ProConn from qualified purchases. The “veterinarian of record” is responsible for providing various services to the producers and consumers, including, without limitation, conducting on-site visits of producers’ facilities, reviewing the producers’ or consumers’ data pertaining to purchases from ProConn, and maintaining compliance with all pharmaceutical-related laws, regulations and any applicable food safety guidelines.
Operating Segments
      The Company has three reportable segments: Wholesale Distribution, Logistics Services, and Direct Customer Services. Additional information including the sales and operating profits of each operating segment and the identifiable assets attributable to each operating segment for each of the three years in the period ended July 31, 2005 is set forth in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in Note 13 of the 2005 Consolidated Financial Statements.
Financial Information About Geographic Areas
      All of the Company’s customers and assets are located in the United States. The Company does not export any products outside of the United States.
MARKETLink
      In August 1999, the Company, American Animal Hospital Association (AAHA) and AAHA Services Corporation (SERVCO) d/b/a MARKETLink, a wholly-owned subsidiary of AAHA, entered into an agreement pursuant to which the Company became the logistics partner for MARKETLink. MARKETLink is a buying group and distribution service provided by AAHA to its veterinary clinic members. AAHA has over 34,000 members who hold different jobs in various veterinary clinics, including veterinarians, technicians, managers, and receptionists who provide services to companion animals. AAHA established MARKETLink based on a belief that it was possible to improve the purchasing economics of its members’ practices by allowing members to buy animal health products at low average prices while maintaining or exceeding the level of service obtained by existing distributors.
      Through MARKETLink, members of AAHA are able to purchase products directly from MARKETLink hopefully at a cost savings. Under the terms of the August 1999 Agreement, SERVCO has certain responsibilities, including, without limitation, marketing the MARKETLink program, determining the mix, price, sales and shipping policies and line of products, and being responsible for all aspects of the credit approval, accounts receivable and collections in connection with the sale of MARKETLink products. The Company’s responsibilities include, without limitation, purchasing and managing the required inventory, paying all accounts payable and complying with other contract terms with manufacturers, suppliers or customers relating to shipping, receiving and billing for MARKETLink products, maintaining sales and service representatives for all in-bound and out-bound telephone sales necessary to process orders, cross-selling alternative products, implementing special promotional programs, and fulfilling and shipping all orders received via the Company’s MARKETLink sales and service representatives or the SERVCO email order entry system, including at the time of shipment an MARKETLink invoice in the shipment.

      In June 2000, the Company purchased a 20% interest in MARKETLink for $1,500,000. After the transaction, the remaining 80% continued to be owned by AAHA. Lionel L. Reilly, the Company’s CEO and President serves on the Board of Directors of SERVCO.
      During the fiscal year ended July 31, 2005, MARKETLink represented approximately 10% of the Company’s total net sales and other revenue.
Customers and Suppliers
      Management does not consider the Company’s business to be dependent on a single customer or a few customers, and the loss of any of our customers (excluding MARKETLink) would not have a material adverse effect on our results. Except for MARKETLink, no single customer accounted for more than 3% of the Company’s total net sales and other revenue for fiscal 2005. The Company currently has an agreement with MARKETLink and believes that its relationship with MARKETLink currently is good and will be a long lasting relationship. The Company typically does not enter into long-term contracts with its customers. To offset the loss of any customers, the Company continually seeks to diversify its customer base.
      The changing trends of veterinary medicine has resulted in a gradual shift toward the sale of more “companion animal” products which accounts for nearly 52% of the Company’s revenues in fiscal year 2005. Historically, companion animal product related transactions have enjoyed higher margins than sales of food producing animal products. However, as competition increases in the companion animal sector it is likely that margins will begin to erode. We believe that consolidation of small privately owned veterinary clinics is likely and will result in an increasing number of larger veterinary practice business units. As a result, the larger veterinary practices will have increased purchasing leverage and will negotiate for lower product costs which will reduce margins at the distribution level and impact Company revenue and net income.
      There are two major types of transactions that affect the flow of products to the Company’s customers. Traditional “buy/sell” transactions account for a significant majority of the Company’s business. In this type of transaction the customer places an order with the Company, which is then picked, packed, shipped, invoiced to the customer, followed by payment from the customer to the Company. There are a few product lines where the Company provides all transactional activities described above, except that the manufacturer retains title to the product. The manufacturer retains title in accordance with the distribution agreements for these products. The “consignment” transactions account for approximately 2.0% of the Company’s total net sales and other revenue. The Company inventories these products for the manufacturer but does not pay the manufacturer until the product is sold to the customer and reported to the manufacturer. The Company is responsible for maintaining insurance on the products but the value of the product is not included in the inventory for accounting purposes. Animal health manufacturers create and implement sales promotions for the products they distribute to the veterinarian. These promotions reward veterinarians for their purchases of certain products or volume of products. The Company submits the relevant purchase data to the manufacturer. The Company is paid or reimbursed by the manufacturer, and the veterinarian receives value pursuant to the terms of the promotion.
      A second transaction model used by the Company is termed the “agency agreement”. Under this approach, the Company receives orders for products from its customers. The Company transmits the order to the manufacturer who then picks, packs, ships, invoices and collects payment from the customer. The Company receives a commission payment for soliciting the order as well as for providing other customer service activities. The Company’s operating expenses associated with this type of sale may be lower than the traditional buy/sell transaction. Agency selling allows the manufacturer and the Company to immediately react to market conditions. This arrangement allows the manufacturer to establish and standardize the price of its products in the market. This current information often is used by the Company and the various manufacturers to develop data based marketing programs. The mode of selling products to veterinarians is dictated by the manufacturer.
      Product returns from our customers and to our suppliers occur in the ordinary course of business. The Company extends to its customers the same return of goods policies as extended to the Company by the various manufacturers. The Company does not believe its operations will be adversely impacted due to the return of products. Product returns have a minimal impact on the Company’s performance.
      Our two largest vendors comprised 29.5% and 13.1%, respectively of all of the Company’s purchases for fiscal year 2005. Two vendors comprised 31.1% and 12.9%, respectively, of all of the Company’s purchases for fiscal year 2004. Management believes the loss of any major vendor may have a material adverse effect on our results of operation, including the loss of one or both of our two largest vendors. Currently, the Company believes that its relationships with its two largest vendors are good.
The Animal Health Industry
      A national veterinary organization lists over 24,000 veterinary practices in the United States. There are nearly 60,000 veterinarians practicing in the various disciplines of veterinary medicine. Two-thirds of the veterinarians in private clinical practice predominately specialize in companion animal medicine. The Company provides products and services to this segment of business and intends to meet the product and supply needs of the private clinical practice specialized in this area. The actual Compounded Annual Growth Rate was 2% for the last 5 years and is forecasted to remain in the 2% range for the next 5 years.
      Based on industry sources, the U.S. animal health manufacturer sales of biologicals, pharmaceuticals, insecticides and other packaged goods was nearly $5 billion for calendar year 2004, an increase of 5% compared to 2003. We believe, based on industry sources, the demand for animal health products in the United States will reach nearly $7.8 billion in 2006. These gains will be driven by the continuing threat of animal disease, ongoing food safety concerns and the rapid growth in the pet population. Diagnostic chemicals and vaccines will be the fastest growing animal health products, while large animal producers, farms and households will help lead the market gains. In recent years, spending on companion animals, including dogs, cats and horses, has overtaken spending on farm animals. In 2004, companion animal products accounted for nearly 60% of the total sales in the industry.
      The companion animal market is experiencing considerable growth driven by strong product developments, general aging in the pet population, and increased spending per animal. Several new therapeutic and preventative products have contributed to most of this increased sales volume. Nutraceuticals (nutritional pharmaceuticals) have an increasing presence in the companion animal market.
      Consolidation is a primary force reshaping the animal health industry. We believe, based on industry sources, sales by the top ten animal health product manufacturers account for over 75% of the U.S. market. At this time, the top five U.S. animal health product companies have a market share that nears 50% of the total animal health business.
      Livestock production continues the consolidation trend that started a number of years ago. Agribusiness integrators continue to build larger livestock raising facilities. Improved management systems coupled with new preventative products have resulted in an ongoing reduction in food producing animal product sales for the past several years. There also has been a loss of market share in several key product groups due to generic competition. The generic products generally sell for lower prices which causes a pricing deflation in the market.
Competition
      Distribution of animal health products is characterized by either “ethical” or “OTC” channels of product movement. Ethical distribution is defined as those sales of goods to licensed veterinarians for use in their professional practice. Many of these products are prescription and must only be sold to a licensed professional. OTC (over-the-counter) distribution is the movement of non-prescription goods to the animal owner and the end user. Many of these products will also be purchased by the licensed veterinarian for professional use or for resale to their client.
      There are numerous ethical distribution companies operating in the same geographical regions as the Company and competition in this distribution industry is intense. Our competitors include other animal health distribution companies and manufacturers of animal health products who sell directly to veterinarians and veterinary clinics. Most of the animal health distribution competitors generally offer a similar range of products at prices often comparable to the Company’s. The Company seeks to distinguish itself from its competitors by offering a higher level of customer service and having its principal customers also be its shareholders/owners. In addition to competition from other distributors, the Company also faces existing and potentially increased competition from manufacturers who distribute their products directly to veterinarians. Although the Company competes against direct sales by manufacturers and suppliers, it is often able to compete with such direct sales by adding new value-added services and pricing differentiation.
      The role of the animal health distributor has changed dramatically during the last decade. Successful distributors have shifted from a selling mentality to providing products and services in a consultative environment. Declining profit margins typify current financial trends. Currently, there is over capacity in the animal health distribution network, although there have been few animal health distributor mergers or acquisitions. We believe the Company must continue to add value to the distribution channel, and reduce the redundancies that exist, while removing unnecessary costs associated with product movement.
Government Regulation
      Both state and federal government agencies regulate the manufacturing and distribution of certain animal health products such as pharmaceuticals, vaccines, insecticides and certain controlled substances. Our suppliers of these products are typically regulated by one or more of the following federal agencies, the U.S. Department of Agriculture (USDA), the Food and Drug Administration (FDA) and the Drug Enforcement Administration (DEA), as well as several state agencies; and therefore, the Company is subject, either directly or indirectly, to regulation by the same agencies. Several states and the DEA require the Company to be registered or otherwise keep a current permit or license to handle controlled substances. Manufacturers of vaccines are required by the USDA to comply with various storage and shipping criteria and requirements for the vaccines. To the extent the Company distributes such products, the Company must comply with the same USDA, FDA and DEA requirements including, without limitation, the storage and shipping requirements for vaccines.
      Several State Boards of Pharmacy require the Company to be licensed in their respective states for the sale of animal health products within their jurisdictions. Some states (as well as certain cities and counties) require the Company to collect sales/use taxes on differing types of animal health products.
Environmental Considerations
      The Company does not manufacture, re-label or in any way alter the composition or packaging of products. All products are distributed in compliance with the relevant rules and regulations as approved by various state and federal regulatory agencies. The Company’s business practices create no or minimal impact on the environment.
Employees
      As of July 31, 2005, the Company had 327 employees. We are not subject to any collective bargaining agreements and have not experienced any work stoppages. We believe that we have a stable and productive workforce and consider our relationships with our employees to be good.
Trademarks
      The Company registered the mark “PVP LTD.” and design on November 1, 2005 and is in the process of registering the mark “PVPL” with the United States Patent and Trademark Office. The Company believes that the marks are well recognized in the animal health products industry and by veterinarians and therefore are valuable assets. Once registered, the trademarks will be valid as long as they are in use and/or the registrations are properly maintained, and the marks have not been found to have become generic.

Properties
      The Company owns its building, which contains nearly 100,000 square feet of open warehouse space and 40,000 square feet of finished office area. The building is a facility the Company constructed and completed in late 1999 and is located on 9.6 acres of land in a newly developed industrial subdivision of Omaha, Nebraska. The latest in technology was incorporated into the design of the new facility to maximize distribution efficiencies. The building is subject to a first mortgage held by US Bank. In October 2002, the Company purchased 10 acres of land adjacent to the current corporate facility in Omaha, Nebraska for $808 thousand in order to provide the Company with land available for future expansion of its Omaha facility.
      On March 15, 2002, the Company signed a lease agreement with Kinsley Equities II Limited Partnership for 70,000 square feet of warehouse space in York, Pennsylvania. The initial term of the lease is five years. The Company uses this facility to ship products to its customers in that geographical area of the United States. In June 2003, the Company exercised an option to lease additional 17,500 square feet of space in the York facility for a total of 87,500 square feet of leased space in York, Pennsylvania.
      In February 2005, the Company entered into a written understanding to construct a 15,625 square foot building (the Building) in Hereford, Texas. The Building was completed in October 2005. Effective October 1, 2005, the Company entered into a Lease with two individuals who are residents of the State of Texas. Pursuant to the Lease, the Company leases the premises located in a building, which contains approximately 15,625 rentable square feet, in Hereford, Texas. The Lease has an initial term of five (5) years, ending on September 30, 2010. The Company also has the option to renew the initial term of the Lease for two successive three year periods by providing the landlord notice of its election to renew thirty days prior to the commencement of such renewal term. The Company intends to use the premises for storing and warehousing animal health products.
      In November 2005, the Company executed a Lease Agreement to lease certain premises located in Lexington, Kentucky. The Lease Agreement has an initial term of seventeen months, commencing November 1, 2005, and ending March 31, 2007. The Company intends to use the premises for storing and warehousing animal health products.
      Management believes that our existing facilities are and will be adequate for the conduct of our business during the next fiscal year.
Legal Proceedings
      The Company is not currently a party to any material pending legal proceedings and has not been informed of any claims that could have a materially adverse affect on our financial position or results of operations.

MANAGEMENT
Board Composition
      The Company currently has a Board of Directors that is composed of eight (8) shareholders who are veterinarians and elected for 3-year staggered terms from eight geographic districts. The directors are divided into three (3) classes, and the appropriate class of directors is elected at each annual meeting of our shareholders. Each shareholder director, or the practice of which he or she is a member, owns one share of Company common stock. In addition to the eight (8) shareholder directors, the Board of Directors also may include up to two (2) non-shareholder members which are nominated by the Board of Directors. The Board of Directors also may nominate the Company’s President as a non-voting member. None of the voting directors are employees of the Company, and all of them are considered “independent directors” as defined by the rules adopted by the American Stock Exchange. At the Company’s 2005 Annual Meeting of Shareholders, the Board of Directors has nominated its first non-shareholder director.
      Each shareholder director’s professional practice must be located in the district in which he or she is elected from at the time of the election. Under our Bylaws, our Board of Directors, at its discretion, and no more frequently than annually, may alter the boundaries of each geographic district to more accurately represent an equitable number of shareholders.
Executive Officers and Directors
      The table below sets forth information concerning our officers and directors.

Name	Age	Position	District	Class

Lionel L. Reilly, D.V.M	62	President and Chief Executive Officer	—	—
Neal B. Soderquist	50	Chief Financial Office and Vice President	—	—
Cheryl E. Miller	57	Vice President of Corporate Services	—	—
Stephen J. Price	46	Vice President of Sales and Marketing	—	—
Steven E. Wright, D.V.M	57	Director	1	II
William Swartz, D.V.M	63	Chairman and Director	8	III
Buddy D. Ray, D.V.M	53	Secretary and Director	6	II
Chester L. Rawson, D.V.M	61	Director	3	I
Amy L. Hinton, D.V.M	42	Vice Chairman and Director	7	I
G.W. Buckaloo, Jr., D.V.M	58	Director	4	III
Tom Latta, D.V.M	61	Director	5	III
Scott A. Shuey, D.V.M	38	Director	2	II
A. Donald Janezic, Jr.	59	Director Nominee	N/A	N/A
      Class I directors serve until the 2006 annual meeting of shareholders; Class II directors serve until the 2007 annual meeting; and Class III directors serve until the 2005 annual meeting.

      The following map illustrates the geographic breakdown of the eight districts.

Executive Officers
      Lionel L. Reilly, D.V.M., has served as President and CEO of the Company since 1994. Prior to that, he was Vice President, Business Operations and functioned as the CEO. He has been with the Company since 1983, shortly after its founding. Prior to joining the Company, Dr. Reilly spent several years as a military veterinarian, over five years in private clinical veterinary practice and five years in the industry as a researcher and technical services veterinarian. He received a degree from Kansas Wesleyan University in Salina, Kansas. Dr. Reilly graduated in 1970 from the College of Veterinary Medicine, Kansas State University, Manhattan, Kansas. See “Employment Contract”.
      Neal B. Soderquist was appointed Chief Financial Officer in 1994 and elected Vice President of Finance and Technology in July 2005. From 1989 to 1994, he served in that position and managed most of the human resource functions. In 1975, he received an Associate’s Degree in accounting from the Lincoln School of Commerce in Lincoln, Nebraska.
      Cheryl E. Miller was appointed department Director of Corporate Services in 2000 and was elected as Vice President of Corporate Services in 2005. Ms. Miller has been with the Company since 1994 when she was retained as a Human Resources Consultant, and in 1996, she became employed as the Company’s Human Resources Manager. Ms. Miller earned her Bachelor’s Degree in education in 1972 and Master’s Degree in Organizational Communication in 1989, both from the University of Nebraska at Omaha.
      Stephen J. Price was appointed department Director of Sales and Marketing and was elected Vice President of Sales and Marketing in 2005. Prior to that, from 2002 through 2005, Mr. Price was the General Manager for ProConn, LLC, a wholly-owned subsidiary of the Company. From 2000 through 2002, Mr. Price was employed by Hi-Pro Animal Health in Friona, Texas, and his responsibilities included Business Development and Special Projects. Hi-Pro Animal Health is an animal health supplier. From 1998 through 2000, Mr. Price was the Manager of Farm Centers, Inc. in Shawnee, Oklahoma. Mr. Price earned his Bachelor’s Degree in agriculture (animal science) from Oklahoma State University, Stillwater in 1982.

Current Directors
      Steven E. Wright, D.V.M., has served as a Director since December 7, 2001. Dr. Wright previously served as Chairman from 2003 to 2004 and as Vice Chairman from 2002 to 2003. He is an exclusive small animal practitioner and owner of Millard Veterinary Clinic located in Omaha, Nebraska. Dr. Wright received a Doctor of Veterinary Medicine degree from Kansas State University in 1974.
      William Swartz, D.V.M., has served as a Director since December 6, 2002 and as Chairman since 2004. He previously served as Vice-Chairman from 2003 to 2004. He is the owner and medical director of Clocktower Animal Hospital located in Herndon, Virginia. Dr. Swartz received a Doctor of Veterinary Medicine degree from The Ohio State University in 1966.
      Buddy D. Ray, D.V.M., has served as a Director since December 7, 2001 and has served as Secretary since 2003. He is a mixed practitioner and partner with Mayfield Veterinary Clinic located in Mayfield, Kentucky. Dr. Ray received a Doctor of Veterinary Medicine degree from the Auburn University School of Veterinary Medicine in 1978.
      Chester L. Rawson, D.V.M., has served as a Director of the Company since 2000 and previously served as Chairman from 2002 to 2003 and as Vice-Chairman from 2000 to 2002. He currently is a consultant for Alta Genetics Inc. Prior to that, Dr. Rawson was employed by Veterinary Associates for approximately thirty years. Dr. Rawson received a Doctor of Veterinary Medicine degree from the University of Illinois in 1968.
      Amy L. Hinton, D.V.M., has served as a Director of the Company since 2000 and as Vice-Chairman since 2004. She currently is a clinical veterinarian with Companion Animal Veterinary Services in Shippensburg, Pennsylvania and was previously employed by Best Friends Animal Hospital from 1990 to 2002. Dr. Hinton received a Doctor of Veterinary Medicine degree from the University of Tennessee in 1988.
      G. W. Buckaloo, Jr., D.V.M., has served as a Director since December 6, 2002. He is companion animal practitioner and president of Crysler Animal Hospital located in Independence, Missouri. Dr. Buckaloo received a Doctor of Veterinary Medicine degree from the University of Missouri in 1972.
      Tom Latta, D.V.M., has served as a Director since December 6, 2002. He is senior partner of Hansford County Veterinary Hospital located in Spearman, Texas. Dr. Latta received a Doctor of Veterinary Medicine degree from the Oklahoma State University in 1968.
      Scott A. Shuey, D.V.M., has served as a Director since December 10, 2004. He has been a large animal veterinarian for and the Corporate Secretary of Southern Hills Veterinary Services, Inc. in Corning, Iowa since 1997. Dr. Shuey received a Doctor of Veterinary Medicine Degree from Kansas State University in 1996.

Director Nominee
      A. Donald Janezic, Jr. has been Chief Financial Officer of R.C. Bigelow since August 1987. Mr. Janezic has acted as a financial consultant to the Company’s Board of Directors during 2005. Mr. Janezic earned his Master’s degree in accounting from the University of New Hampshire in 1983 and has been a CPA since 1972.
Board Committees
      The Board has established three committees: Executive, Audit, and Corporate Governance. The functions performed by these committees are set forth below:

Executive Committee
      The Executive Committee is comprised of Dr. Amy L. Hinton, Dr. Buddy D. Ray, Dr. William Swartz, and Dr. Steven E. Wright. The Committee’s duties include, among other things, involvement in long-range planning, the formulation of corporate policies, and making recommendations to the Board concerning salaries and incentive compensation for our officers and employees.

Audit Committee
      The Audit Committee is comprised of Dr. G. W. Buckaloo, Jr., Dr. Amy L. Hinton, Dr. Buddy D. Ray, and Dr. Scott A. Shuey. This Committee serves as a direct link between the Board and the independent auditor and regularly meets with such auditor to review the audit function. The Audit Committee’s primary purpose is to assist the Board of Directors in fulfilling its oversight responsibilities relating to the quality and integrity of the Company’s financial reports and financial reporting processes and systems of internal control. The Audit Committee reviews the services provided by the Company’s independent auditors, consults with the independent auditors, and reviews the need for internal auditing procedures and the adequacy of internal controls.

Corporate Governance Committee
      The Board of Directors established the Corporate Governance Committee, to replace the Nominating Committee, in June 2003. This Committee is comprised of Dr. Tom Latta, Dr. Chester L. Rawson, Dr. William Swartz and Dr. Steven E. Wright. The purposes of the Corporate Governance Committee, include, without limitation, identifying and endorsing qualified individuals for nomination and/or re-nomination as directors of the Board, recommending committee assignments to the full Board annually, designing and managing methods of evaluation for the Board’s collective performance, individual members’ performances and CEO’s performance, recommending appropriate levels and forms of director compensation to the Board of Directors, addressing current issues of corporate governance and making recommendations to the Board, and ensuring appropriate succession plans for the Chief Executive Officer and key employee positions.
Compensation
      Directors are paid $1,250 per day for attendance at the Company’s Mid-Year and Annual Meetings, and any specially-called Board meetings where attendance is required. In addition, directors are reimbursed for their expenses, including meeting related travel and lodging at the meeting location. Directors are paid $750 annually for participation in Board teleconference meetings and $250 for attendance at designated meetings they attend. No other compensation is paid to directors without further action by the Board.
Compensation Committee Interlocks and Insider Participation
      As noted above, the members of the Board of Directors performing functions equivalent to a compensation committee are Dr. Amy L. Hinton, Dr. Buddy D. Ray, Dr. William Swartz, and Dr. Steven E. Wright. None of the directors was, during the recent fiscal year, an officer or employee of the Company or any of its subsidiaries, and no director has been formerly an officer except for Secretary.

Executive Compensation
      The following table represents all compensation paid by the Company to the “named executive officers” for the fiscal years 2003 through 2005.

	Annual Compensation

				All Other
Name and Principal Position	Fiscal Year	Salary	Bonus	Compensation

Lionel L. Reilly	2005	$279,301	$100,537	$33,353	(1)
President and Chief Executive Officer	2004	298,004	131,711	33,417	(1)
	2003	264,207	100,631	42,643	(1)
Neal B. Soderquist	2005	119,452	25,134	12,460	(2)
Chief Financial Officer and Vice President	2004	120,225	32,986	13,782	(2)
	2003	111,228	25,416	13,664	(2)
Cheryl E. Miller	2005	119,452	25,334	12,486	(3)
Vice President of Corporate Services	2004	120,225	32,986	13,782	(3)
	2003	111,228	25,616	13,684	(3)
Stephen J. Price	2005	99,394	108,712	8,962	(4)
Vice President of Sales and Marketing	2004	90,000	80,691	8,109	(4)
	2003	82,500	51,358	0

(1)	For fiscal years 2005, 2004, and 2003, the Company contributed $6,150, $6,000, and $6,000, respectively, to Dr. Reilly’s 401(k) Plan and $12,300, $12,000, and $14,000, respectively, to Dr. Reilly’s profit-sharing Plan. For fiscal years 2005, 2004 and 2003, the Company contributed $14,903, $15,417 and $22,643, respectively, to Dr. Reilly’s life insurance policy.

(2)	For fiscal years 2005, 2004, and 2003, the Company contributed $4,153, $4,594, and $4,099, respectively, to Mr. Soderquist’s 401(k) Plan and $8,307, $9,188, and $9,565, respectively, to Mr. Soderquist’s profit-sharing Plan.

(3)	For fiscal years 2005, 2004, and 2003, the Company contributed $4,164, $4,594, and $4,105, respectively, to Ms. Miller’s 401(k) Plan and $8,322, $9,188, and $9,579, respectively, to Ms. Miller’s profit-sharing Plan.

(4)	For fiscal years 2005 and 2004, the Company contributed $2,986 and $2,700, respectively, to Mr. Price’s 401(k) Plan and $5,976 and $5,409, respectively, to Mr. Price’s profit-sharing Plan.

Employment Contract
      The Company and Dr. Lionel L. Reilly have entered into an employment contract pursuant to which Dr. Reilly will act as President and Chief Executive Officer of the Company. The contract provides that Dr. Reilly shall devote his full-time professional energy, skill, efforts and attention to the business of the Company. The contract automatically renews for successive one year periods unless terminated by either party. If the Company terminates the contract without cause, Dr. Reilly will remain employed by the Company for a one-year consulting period, during which period he will be paid his base salary at the level in effect upon termination. During the period of his employment, Dr. Reilly is entitled to a base salary of not less than $240,000 per year, to be increased in each year thereafter by an amount equal to not less than the percentage increase in the consumer price index over the previous year, with a minimum increase of 3% and a maximum increase of 6%. In July, the board of directors determined that Dr. Reilly’s salary should be increased to $332,030, effective August 1, 2005, which increase exceeds the maximum increase of 6%. Dr. Reilly also is entitled to quarterly bonuses equal to one percent of the quarterly net income before the shareholder performance rebate and income tax expense based on the Company’s unaudited consolidated financial statements. Under the contract, Dr. Reilly is bound by confidentiality provisions and covenants not to compete with us for a one year period after ceasing to be employed by the Company.
      The Company has purchased two life insurance policies on the life of Dr. Reilly. Both policies are flexible premium adjustable life insurance policies for $500,000. The Company is the beneficiary of one of the policies and the Lionel Reilly Trust is the beneficiary of the other policy. For additional information, see “Certain Relationships and Related Transactions.”
Supplemental Executive Retirement Plan
      The Company established the Professional Veterinary Products, Ltd. Supplemental Executive Retirement Plan effective January 1, 2003 (the Plan). The Plan provides benefits to certain highly compensated management employees of the Company. The Executive Committee of the Board of Directors determines those highly compensated management employees who are eligible to participate in the Plan. The Plan is administered by a Committee, consisting of the Company’s Chief Executive Officer, Chief Financial Officer, and Chief Administrative Officer. As part of this responsibility, the Committee has the discretionary authority necessary or appropriate to administer the Plan. The Board of Directors has the right to amend or terminate the Plan at any time. No change in the Plan, however, will result in the loss of benefits earned by a participant prior to such amendment or termination.
      The Plan provides benefits upon a participant’s retirement, early retirement, disability before retirement, and in some cases, survivor benefits to a participant’s beneficiary. Benefits will also be paid to a participant if the participant’s employment is terminated within three years following a change in control as defined in the Plan document. Under the terms of this Plan, the Company is responsible for the premiums of the additional disability coverage purchased but the respective executive or employee owns the insurance policy. The Plan is unfunded and is not subject to ERISA requirements.
      Benefits payable under the Plan are paid exclusively from the Company’s general assets. Because these assets remain subject to the claims of the Company’s general creditors, no security is offered against the Company’s financial inability to pay due to insolvency or bankruptcy. While the Plan is an unfunded plan, the Company is informally funding the plan through life insurance contracts on the participants. The life insurance contracts had cash surrender values of $1.1 million at July 31, 2005. For additional information, see “Certain Relationships and Related Transactions.”
Limitation of Liability and Indemnification Matters
      As permitted by the Nebraska Business Corporation Act, the Company’s Articles of Incorporation provide that no director will be personally liable to the Company or its shareholders for monetary damages for any action taken, or for any failure to take action as a director except for liability

•	for the amount of a financial benefit received by a director to which he or she is not entitled;

•	for intentional infliction of harm on the Company or its shareholders;

•	for a violation of Section 21-2096 of the Nebraska Business Corporation Act; and

•	for an intentional violation of criminal law.
      The Company’s Articles of Incorporation provide that the Company must indemnify its directors, officers, employee or agent to the fullest extent permitted by law. Generally under Nebraska law, a director or officer may be indemnified if that individual acted in good faith and had reasonable basis to believe that (1) in the case of conduct in the individual’s official capacity with the company, that the individual’s conduct was in the company’s best interests; (2) in all other cases, that the individual’s conduct was at least not opposed to the Company’s best interest; and (3) regarding any criminal proceedings, the individual had no reasonable cause to believe the individual’s conduct was unlawful.
      There is no pending litigation or proceeding involving a director, officer, employee or agent of the Company as to which indemnification is being sought. The Company is not aware of any other threatened litigation that may result in claims for indemnification by any director, officer, employee or agent.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
      We have not made loans to, loan guarantees on behalf of, or engaged in material transactions with the Company officers, directors or shareholders except as otherwise disclosed herein. In 2002, the Sarbanes-Oxley Act made it unlawful for any publicly traded company to extend or maintain credit, to arrange for the extension of credit, or to renew an extension of credit in the form of a personal loan to or for the benefit of executive officers and directors. The Sarbanes-Oxley Act also provides that an extension of credit maintained by such company on the date of enactment of the Sarbanes-Oxley Act will be “grandfathered” and therefore not subject to the Act as long as there is no material modification to any term of any such extension of credit or renewal of any such extension of credit on or after the enactment date. The Company does not believe that making additional payments under the pre-existing insurance arrangements should constitute banned personal loans, and to the extent certain policies may be considered loans, the Company’s current arrangements are grandfathered under the Sarbanes-Oxley Act and are not prohibited. Until further guidance is issued, the Company intends to continue paying such premiums for the benefit of Dr. Reilly.
      From time to time, we have engaged in transactions with affiliated parties. The directors and/or their related practices, acting in their capacity as shareholders, have purchased items related to the practice of veterinary medicine from the Company on the same terms and conditions as every other shareholder. As a matter of policy, all future material transactions between the Company and any of its officers, directors, or shareholders or other affiliates (including SERVCO) will be approved by our Audit Committee or a majority of the independent and disinterested members of the Board of Directors, will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties and will be in connection with bona fide business purposes of the Company.
      The Company owns a 20% interest in SERVCO d/b/a MARKETLink. Dr. Reilly, the Company’s Chief Executive Officer and President serves on the board of SERVCO. During the fiscal year ended July 31, 2005, MARKETLink represented approximately 10% of the Company’s total net sales and other revenue.
      A. Donald Janezic, Jr., a board nominee, was a financial consultant to the Board of Directors and its committees during 2005. Mr. Janezic received fees of $2,000 per day plus $750 for teleconferences during the year. During fiscal 2005, the fees paid to Mr. Janezic totaled $11,350. Mr. Janezic also was reimbursed for his expenses for meeting related travel and lodging.

PRINCIPAL SHAREHOLDERS
      The Company’s Articles of Incorporation specifically provide that each shareholder is entitled to own only one share of stock. Thus, there is no shareholder that currently owns or will own more than one share in the future and no shareholder owns less than or a fractional portion of the single share. Accordingly, no single shareholder owns more than 5% of the outstanding Common Stock. The percentages shown prior to this offering are based on 2,012 shares of Common Stock outstanding on October 31, 2005. Except as indicated and subject to community property laws where applicable, the persons named in the table have sole voting and investment power for each share beneficially owned by them.

	Shares
	Beneficially		Percentage
Name of Beneficial Owner(1)	Owned	Nature of Beneficial Ownership	of Class

Dr. Buddy D. Ray	1	By Mayfield Veterinary Clinic(2)	*
Dr. Steven E. Wright	1	By Millard Veterinary Clinic	*
Dr. Chester L. Rawson	1	By Alta Genetics(3)	*
Dr. G.W. Buckaloo, Jr.	1	By Crysler Animal Hospital(2)	*
Dr. Tom Latta	1	By Hansford County Veterinary Hospital	*
Dr. Amy L. Hinton	1	By Companion Animal Veterinary Services	*
Dr. William Swartz	1	Bill Swartz, D.V.M. d/b/a Clocktower Animal Hospital	*
Dr. Scott A. Shuey	1	By Adams County Veterinary Services, Inc.(2)	*
A. Donald Janezic, Jr.(4)	0		—
Dr. Lionel Reilly	0		—
Neal B. Soderquist	0		—
Cheryl E. Miller	0
Stephen J. Price	0
All executive officers and directors as a group (13 persons)	8		*

*	Less than one percent

(1)	No shareholder has the right to acquire beneficial ownership of any additional securities.

(2)	Voting power shared with owners of veterinary practice.

(3)	Dr. Rawson has no voting power and is a consultant of the shareholder, Alta Genetics.

(4)	Mr. Janezic has been nominated to be elected as a non-shareholder board member at the 2005 Annual Meeting.

DESCRIPTION OF COMMON STOCK
      The following provisions of our common stock and provisions of our Articles of Incorporation and Bylaws are summaries of all of their material terms and provisions and are qualified by reference to our Articles of Incorporation and Bylaws, copies of which have been previously filed with the SEC as exhibits.
Common Stock
      The Company has total authorized capital stock of 30,000 shares of common stock, with a par value of $1.00 per share. As of July 31, 2005, 2,019 shares of common stock were outstanding and were held by 2,019 shareholders.

      There is no established public trading market for the Company’s common stock. Ownership of the Company’s stock is limited to licensed, practicing veterinarians and veterinary clinics. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Each veterinarian shareholder is limited to ownership of one share of stock, which is purchased at the fixed price of $3,000. The share of stock may not be sold, assigned, or otherwise transferred, except back to the Company at the same $3,000 price. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board out of funds legally available. The Company does not anticipate paying dividends on the common stock in the foreseeable future. See “Dividend Policy.”
      In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities and do not have cumulative voting rights. In the event that a shareholder is no longer qualified to own the Company stock, the shareholder must sell the share of stock back to the Company, which will repurchase the share at the price paid by the shareholder for such share of stock. The Company also has the option to repurchase its stock if a shareholder owes money to the Company and fails to make payments by the due date at the price the shareholder paid for the stock. Other than redemption by the Company set forth in the Articles of Incorporation and Bylaws, there are no redemption or sinking fund provisions applicable to the common stock. All shares of common stock are, and the share of common stock to be outstanding upon completion of this offering will be, fully paid and non-assessable. The Company does not have any preferred stock authorized, and has not issued any stock options, stock option plans, warrants, or other outstanding rights or entitlements to common stock.
Anti-Takeover Considerations and Special Provisions of our Articles of Incorporation, Bylaws and Nebraska Law
      Shareholders Must Be Veterinarians or Related Businesses. Our stock has several ownership restrictions. Under Article V of our Articles of Incorporation, unless otherwise approved by our Board of Directors, the Company can sell shares of stock only to: (1) individual licensed veterinarians; or (2) any lawful form of business entity established to deliver veterinary services and/or products in which all medical decisions are made by licensed veterinarians. No solo practitioner nor practice with multiple veterinarians may own more than one share, and veterinarians involved in a multiple veterinary practice may not own stock if the practice itself already owns one share or if any of that veterinarian’s fellow practitioners own one share.
      Shareholder Can Sell Share Only To Company. As a shareholder you are not permitted to sell, assign, or otherwise transfer (including through any pledge or hypothecation) your share of stock except in compliance with the Company’s Articles and Bylaws, which permit a sale only back to the Company. The shareholder must give the Company written notice of the proposed sale and the Company will repurchase the share of stock within ninety (90) days of receiving such written notice, at the price paid by the shareholder for such share of stock. The Company must also repurchase the share of stock in the event of the death of a shareholder at the price the deceased shareholder paid for such share of stock within one year from the date of death.
      In the event that a shareholder is no longer qualified to own the Company stock, the shareholder must sell the share of stock back to the Company, which will repurchase the share at the price paid by the shareholder for such share of stock. The Company also has the option to repurchase its stock if a shareholder owes money to the Company and fails to make payments by the due date at the price the shareholder paid for the stock.
      Board of Directors Represents Eight Geographic Districts. Our Board of Directors is composed of eight (8) shareholders who are elected for 3-year staggered terms from eight geographic districts. Each director’s professional practice must be located in the district in which he or she is elected from at the time of the election. Under our Bylaws, our Board of Directors, at its discretion, and no more frequently than annually, may alter the boundaries of each geographic district to more accurately represent an equitable number of shareholders.

      Classified Board of Directors. Our Board of Directors is divided into three staggered classes of directors. The appropriate class of directors is elected at each annual meeting of our shareholders. Each director serves a three year term and can be re-elected for one additional three-year term. In addition to the eight (8) voting directors, the Board of Directors also may include up to two (2) non-shareholder members which are nominated by the directors and are entitled to vote. The Company’s President can be nominated as a director, and if elected, is a non-voting member.
      Vote of Greater than 75% Required. Our Articles of Incorporation may be amended by the affirmative vote of more than 75% of the members of the Board of Directors unless the Nebraska Business Corporation Act, as amended, requires otherwise. Under the Nebraska Business Corporation Act, the Board of Directors may adopt the following amendments without shareholder action: (1) to extend the duration of the Company; (2) to delete the names and addresses of the initial directors; (3) to delete the name and address of the initial registered agent or registered office; (4) to change each issued and unissued authorized share of an outstanding class into a greater number of whole shares if the Company has only shares of that class outstanding; (5) to change the Company name by substituting the word corporation, incorporated, company, or limited, or the abbreviation corp., inc., co., or ltd., for a similar word or abbreviation in the name, or by adding, deleting, or changing a geographical attribution for the name; or (6) to make any other change expressly permitted by the Nebraska Business Corporation Act to be made without shareholder action. Otherwise, an amendment must be approved by a majority of shareholder votes entitled to be cast unless the amendment would create dissenters’ rights, in which case a two-thirds majority of the votes entitled to be cast on the amendment is required.
      Preemptive Rights. The shareholders do not have preemptive rights.
      Other Anti-Takeover Provisions. See “Management — Supplemental Executive Retirement Plan” for a discussion of certain provisions of the Plan which may have the effect of discouraging, delaying or preventing a change of control or unsolicited acquisition.
SHARES ARE NOT ELIGIBLE FOR FUTURE SALE
      As a shareholder you are not permitted to sell, assign, or otherwise transfer (including through any pledge or hypothecation) your share of stock except in compliance with applicable SEC rules and regulations and the Company’s Articles and Bylaws. See “Description of Common Stock.”
SUBSCRIPTION TO COMPANY STOCK
Plan of Distribution
      The Company intends to offer the stock directly by the Company through certain officers of the Company who also are licensed under applicable state blue sky laws, and no underwriting fees, finder’s fees or commissions will be paid in connection with such offers and sales.
Method of Subscribing
      Subscription to the share of Company common stock offered hereby may be exercised by completing and signing the attached Subscription Agreement (Exhibit A3) and related Exhibit A documents in accordance with the accompanying Instruction Packet (Exhibit Al) and this Prospectus, and mailing or delivering such Subscription Agreement and related documents together with payment to the Company as designated in the Instruction Packet.
      An investor may choose from two payment plans: (1) one payment for the full $3,000 cost of the share; or (2) three installments of $1,000 each, with the second and third installments due thirty and sixty days after the first installment is paid. The second payment plan is not available to investors located in Nebraska or Louisiana. Under the second payment plan, an investor will not receive a stock certificate until the final installment payment is received by the Company. If an investor fails to make any scheduled installment payments, the Company has the option of returning the installment payments previously paid by the investor, less any amounts due to the Company for products purchased by such investor.

      By executing and submitting the Subscription Agreement, each subscriber agrees to be bound by all the terms and conditions thereof. All Subscription Agreements are subject to acceptance by the Company and may be rejected by the Company in its sole discretion.
CIRCULAR 230 DISCLOSURE
      TO COMPLY WITH INTERNAL REVENUE SERVICE CIRCULAR 230, YOU HEREBY ARE NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY YOU, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON YOU UNDER THE INTERNAL REVENUE CODE; (B) ANY SUCH DISCUSSION IS INCLUDED HEREIN BY THE COMPANY IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE COMPANY OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN BY THE COMPANY; AND (C) YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.
LEGAL MATTERS
      The validity of the shares of common stock being offered by the Company and on certain other legal matters in connection with this offering will be passed upon for the Company by Baird, Holm, McEachen, Pedersen, Hamann & Strasheim LLP, which has acted as counsel to the Company in connection with this offering.
EXPERTS
      The financial statements of the Company as of July 31, 2005, 2004 and 2003 included in this prospectus have been audited by Quick & McFarlin, P.C. as stated in the report appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
ADDITIONAL INFORMATION
      With respect to the shares of common stock offered hereby, the Company has filed with the SEC a registration statement on Form S-1 under the Securities Act. The term “registration statement” means the registration statement and all amendments thereto including the schedules and exhibits to the registration statement or any amendment. This prospectus is part of the registration statement. As permitted by SEC rules, this prospectus does not contain all of the information set forth in the registration statement and the amendments and exhibits thereto. For further information with respect to the Company and the common stock offered hereby, reference is made to the registration statement and the amendments and exhibits thereto. Statements contained in this prospectus regarding the contents of any agreement or any other document to which reference is made are not necessarily complete, and, in each instance where a copy of such agreement or other document has been filed as an exhibit to the registration statement or subsequent amendments, reference is made to the copy so filed, each such statement being qualified in all respects by such reference.
      We file annual, quarterly, and special reports and other information with the SEC. You may read and copy any document that we have filed at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The Company is an electronic filer.
      We intend to provide our shareholders with annual reports containing financial statements audited by an independent accounting firm and make available upon request quarterly reports containing unaudited financial data for the first three quarters of each fiscal year.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
      The following financial statements are filed as part of this report:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Audit Committee
Professional Veterinary Products, Ltd.
Omaha, Nebraska
      We have audited the accompanying consolidated balance sheets of Professional Veterinary Products, Ltd. and subsidiaries as of July 31, 2005 and 2004, and the related consolidated statements of income and retained earnings, and cash flows for each of the years in the three-year period ended July 31, 2005. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Professional Veterinary Products, Ltd. and subsidiaries as of July 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended July 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Quick & McFarlin, P.C.
Omaha, Nebraska
October 4, 2005

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
July 31, 2005 and 2004 (Restated)

	July 31,	July 31,
	2005	2004

		(Restated)
	(In thousands, except
	share data)
ASSETS
CURRENT ASSETS
Cash	$2,118	$2,545
Accounts receivable, less allowance for doubtful accounts $970 and $821, respectively	27,970	22,117
Accounts receivable, related parties	3,802	3,248
Inventory, less allowance for obsolete inventory $152 and $129, respectively	34,670	40,682
Deferred tax asset	1,178	952
Other current assets	933	836

Total current assets	70,671	70,380

NET PROPERTY AND EQUIPMENT	10,483	10,564

OTHER ASSETS
Intangible assets, less accumulated amortization $14 and $12, respectively	11	13
Intangible retirement asset	1,107	1,326
Investment in unconsolidated affiliates	1,803	1,720
Cash value life insurance	1,190	728
Other assets	1	20

Total other assets	4,112	3,807

TOTAL ASSETS	$85,266	$84,751

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Note payable, bank	$2,721	$10,174
Current portion of long-term debt and capital lease obligation	1,070	2,000
Accounts payable	51,544	45,216
Accounts payable, related parties	809	840
Other current liabilities	4,704	3,815

Total current liabilities	60,848	62,045

LONG-TERM LIABILITIES
Long-term debt and capital lease obligation, less current portion	5,109	5,982
Accrued retirement benefits, less current portion	1,107	1,326
Deferred tax liability	504	457
Shares subject to mandatory redemption, $1 par value; issued and outstanding 731 shares and 716 shares, respectively	2,170	2,110

Total long-term liabilities	8,890	9,875

TOTAL LIABILITIES	69,738	71,920

COMMITMENTS AND CONTINGENT LIABILITIES — SEE NOTE 11
REDEEMABLE COMMON STOCK — SEE NOTE 6	3,797	3,636

STOCKHOLDERS’ EQUITY
Retained earnings	11,731	9,195

Total stockholders’ equity	11,731	9,195

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$85,266	$84,751

The accompanying notes are an integral part of these financial statements.

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
Years Ended July 31, 2005, 2004 (Restated) and 2003 (Restated)

	July 31,	July 31,	July 31,
	2005	2004	2003

		(Restated)	(Restated)
	(In thousands, except per share amounts)
NET SALES AND OTHER REVENUE	$387,249	$335,421	$298,919
COST OF SALES	349,375	301,393	268,008

Gross profit	37,874	34,028	30,911
OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES	33,264	28,736	25,734

Operating income	4,610	5,292	5,177

OTHER INCOME (EXPENSE)
Interest income	553	471	767
Interest expense	(1,233)	(1,149)	(1,075)
Equity in earnings of unconsolidated affiliate	84	137	92
Other	14	(24)	27

Other expense — net	(582)	(565)	(189)

Income before taxes	4,028	4,727	4,988
Income tax expense	1,492	1,749	1,774

NET INCOME	2,536	2,978	3,214
BEGINNING RETAINED EARNINGS	9,195	6,217	3,003

ENDING RETAINED EARNINGS	$11,731	$9,195	$6,217

EARNINGS PER REDEEMABLE COMMON SHARE	$2,022.61	$2,487.77	$1,854.47

Weighted average redeemable common shares outstanding	1,254	1,197	1,733

SUPPLEMENTAL INFORMATION
Net sales and other revenue — related parties	$40,193	$33,718	$27,325
Purchases — related parties	$11,855	$15,616	$14,908
The accompanying notes are an integral part of these financial statements.

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended July 31, 2005, 2004 and 2003

	July 31,	July 31,	July 31,
	2005	2004	2003

	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$2,536	$2,978	$3,214

Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	1,265	1,105	1,105
(Gain) loss on sale of property	(14)	24	(27)
Retirement benefits	516	418	232
Cash value of life insurance	(462)	(433)	(227)
Deferred income tax	(179)	(484)	(208)
Allowance for doubtful accounts	149	61	407
Allowance for obsolete inventory	23	129	—
Equity in loss (income) from affiliate	(84)	(137)	(92)
(Increase) decrease in:
Receivables	(6,556)	1,425	(7,565)
Inventory	5,989	(1,865)	(1,826)
Other current assets	(97)	(476)	(453)
Other assets	19	(4)	(16)
Increase (decrease) in:
Accounts payable	6,297	(1,120)	1,488
Other current liabilities	374	(1,500)	2,082

Total adjustments	7,240	(2,857)	(5,100)

Net cash provided (consumed) by operating activities	9,776	121	(1,886)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(1,200)	(1,378)	(2,561)
Proceeds from sale of assets	32	—	41

Net cash consumed by investing activities	(1,168)	(1,378)	(2,520)

CASH FLOWS FROM FINANCING ACTIVITIES
Net short-term borrowings	(7,453)	409	2,868
Proceeds from long-term debt	—	—	4,000
Proceeds from capital lease obligation	208	—	343
Payments of long-term debt and capital lease obligation	(2,011)	(1,353)	(580)
Net proceeds from issuance of shares subject to mandatory redemption	60	117	—
Net proceeds from issuance of redeemable common stock	161	283	797

Net cash provided (consumed) by financing activities	(9,035)	(544)	7,428

Net increase (decrease) in cash	(427)	(1,801)	3,022
Cash at beginning of year	2,545	4,346	1,324

Cash at end of year	$2,118	$2,545	$4,346

Supplemental disclosure of cash flow information:
Interest paid	$1,198	$1,139	$1,045

Income taxes paid	$1,822	$3,866	$876

The accompanying notes are an integral part of these financial statements.

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended July 31, 2005, 2004 (Restated) and 2003 (Restated)
(in thousands, except per share data)

NOTE 1 —	BUSINESS DESCRIPTION:
      Professional Veterinary Products, Ltd. (the Company), a Nebraska corporation, is a wholesale distributor of animal health related pharmaceuticals and other veterinary related items. Founded in 1982 and headquartered in Omaha, Nebraska, the Company provides products and other services primarily to its shareholders. Shareholders are limited to the ownership of one share of stock and must be a licensed veterinarian or business entity comprised of licensed veterinarians.

NOTE 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
      Basis of Consolidation — The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The term “the Company” used herein means Professional Veterinary Products, Ltd. and its subsidiaries unless otherwise indicated by the context. All material intercompany accounts and transactions have been eliminated in consolidation. Investments in companies in which the Company exercises significant influence, but not control, are accounted for using the equity method of accounting. Investments in companies in which the Company has less than a 20% ownership interest, and does not exercise significant influence, are accounted for at cost.
      Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.
      Revenue Recognition — The Company derives its revenue primarily from the sale of products, consignment sales and agency agreements. Revenues are recognized as product is received by the customer and related services are performed in accordance with all applicable revenue recognition criteria. For these transactions, the Company applies the provisions of SEC Staff Accounting Bulletin No. 101, “Revenue Recognition.” The revenue from “buy/sell” and consignment transactions are recorded at gross. Agency sales are transactions presented on a net basis. The Company recognizes revenue when there is persuasive evidence of an arrangement, title and risk of loss have passed, delivery has occurred or the contractual obligations are met, the sales price is fixed or determinable and collection of the related receivable is reasonably assured.
      Cash and Cash Equivalents — The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.
      Accounts Receivable — The accounts receivable arise in the normal course of business and are reduced by a valuation allowance that reflects management’s best estimate of the amounts that will not be collected. In addition to reviewing delinquent accounts receivable, management considers many factors in estimating its general allowance, including historical data, experience, credit worthiness and economic trends. From time to time, management may adjust its assumptions for anticipated changes in any of those or other factors expected to affect collectability. The allowance for doubtful accounts was $970 and $821 for 2005 and 2004, respectively.
      Inventory — Inventories consist substantially of finished goods held for resale and are valued at the lower of cost or market, not in excess of net realizable value. Cost is determined primarily by the weighted average cost method. The reserve for inventory obsolescence was $152 and $129 for 2005 and 2004, respectively.

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Property, Equipment and Depreciation — Property and equipment are stated at cost. Depreciation expense was $1,263, $1,103 and $952 for 2005, 2004 and 2003, respectively. Depreciation has been calculated using primarily the straight-line method over the estimated useful lives of the respective classes of assets as follows:

Building	40 years
Furniture, fixtures and equipment	7 years
Computer equipment	5 years
Software	3-5 years
      Leasehold improvements are amortized over the shorter of the remaining term of the lease or the useful life of the improvement utilizing the straight-line method. Major additions and betterments that extend the useful lives of property and equipment are capitalized and depreciated over their estimated useful lives. Expenditures for maintenance and repairs are charged to expense as incurred. Property and equipment are reviewed annually for impairment in accordance with Statement of Financial Accounting Standard (SFAS) No. 121.
      Capitalized Leases — Property under capital leases is amortized over the lives of the respective leases. Amortization of capital leases is included in depreciation expense.
      Goodwill and Other Intangible Assets — Beginning August 1, 2002, all goodwill amortization ceased in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 required the Company to evaluate its existing intangible assets and goodwill that were acquired in prior business purchase combinations, and to make any necessary reclassifications in order to conform to the new criteria in SFAS No. 141 for recognition apart from goodwill. The Company then had up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit’s carrying amount. To the extent a reporting unit’s carrying amount exceeds its fair value, an indication exists that the reporting unit’s goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit’s goodwill, determined by allocating the reporting unit’s fair value to all of its assets (recognized and unrecognized) and the liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to its carrying amount, both of which would be measured as of the date of adoption. The Company’s policy is to perform its annual impairment testing for all reporting units as of the fourth quarter of each fiscal year. For further discussion of the Company’s adoption of SFAS No. 142, see Note 12 to the consolidated financial statements.
      Other identifiable intangible assets consist of the Company trademark and loan origination fees. Trademarks have an indefinite life and therefore are not amortized. The original trademark subject to amortization was $5. Accumulated amortization was $1 for 2005 and 2004. Loan origination fees constitute the Company’s identifiable intangible asset subject to amortization. The original loan origination fee subject to amortization was $20. Accumulated amortization was $13 and $11 for July 31, 2005 and 2004, respectively. Amortization of the loan origination fees is computed on a straight-line basis over the term of the related note. Amortization expense of $2, for the years ended July 31, 2005, 2004, and 2003, is included in interest expense on the Consolidated Statements of Income and Retained Earnings. The estimated aggregate amortization expense for the four succeeding fiscal years is $7.
      Long-Lived Assets — SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, requires the Company to review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the estimated fair market value to the recorded value of the asset. No current impairment exists and none have been recognized.

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Income Taxes — The Company provides for income taxes using the asset and liability method under which deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences and carry-forwards that result from events that have been recognized either in the financial statements or the income tax returns, but not both. The measurement of current and deferred income tax liabilities and assets is based on provisions of enacted laws. Valuation allowances are recognized if, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.
      Advertising — The Company expenses advertising costs as incurred. Advertising expense was $72, $64 and $46 for 2005, 2004 and 2003, respectively.
      Direct Shipping and Handling Costs — Freight and other direct shipping costs are included in “Cost of sales” on the Consolidated Statements of Income and Retained Earnings. Direct handling costs are reflected in “Operating, general and administrative expenses.” Such costs represent direct compensation costs of employees who store, move and prepare products for shipment to the Company’s customers. Direct handling costs were $4,237, $4,184, and $3,594 for 2005, 2004, and 2003 respectively.
      Fair Value of Financial Instruments — The carrying amounts reported on the balance sheets approximate the fair value for cash, accounts receivable, short-term borrowings and all other variable rate debt (including borrowings under credit agreements). The carrying amounts reported for long-term debt approximate fair value because the interest approximates current market rates for financial instruments with similar maturities and terms.
      Concentrations of Credit Risk — The Company’s cash funds are located in financial institutions in the United States. Deposits in these bank accounts may, at times, exceed the $100,000 federally insured limit.
      Major Customer, Major Suppliers and Credit Concentrations — Other financial instruments, which potentially subject the Company to concentrations of credit risk, are trade accounts receivable and trade payables. One customer comprised a significant individual receivable consisting of 11.1% and 11.3% of the Company’s receivables at July 31, 2005 and 2004, respectively. Two vendors comprised 29.5% and 13.1% of all purchases for fiscal year 2005. Two vendors comprised 31.1% and 12.9% of all purchases for fiscal year 2004.
      Common Stock — In May 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for issuer classification and measurement of certain financial instruments with characteristics of both liabilities and equity. Instruments that fall within the scope of SFAS No. 150 must be classified as a liability. SFAS No. 150 is effective for the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of non-public entities. Management adopted SFAS No. 150 during the first quarter of the fiscal year ending July 31, 2004. The Company’s shares of common stock issued to single member limited liability companies and sole proprietorships are subject to mandatory redemption upon death of the shareholder at the price the shareholder paid for the share. These shares are presented as liabilities under the provision of SFAS No. 150 within the long-term liability section of the Consolidated Balance Sheets. The adoption of SFAS No. 150 did not have a material impact on the Company’s consolidated results of operations. However, the adoption of SFAS No. 150 did impact the Company’s consolidated presentation of financial position. Single member limited liability companies and sole proprietorships comprised 731 shares at July 31, 2005. These shares, including associated additional paid-in capital net of amounts receivable, were reclassified to long-term liabilities in the amount of $2,170 (see Note 6).
      Earnings Per Share — SFAS No. 128, Earnings per Share promulgates accounting standards for the computation and manner of presentation of the Company’s earnings per share data. Under SFAS No. 128 the Company is required to present basic and diluted earnings per share. Basic earnings per share is computed by dividing net income available to common stockholders by the weighted-average number of common shares

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
outstanding for the period. In accordance with SFAS No. 150, the weighted-average number of redeemable common shares outstanding for the period does not include the shares subject to mandatory redemption. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. There are no securities that are convertible to common stock that would cause further dilution. The weighted average number of redeemable common shares outstanding was 1,254, 1,197 and 1,733 for 2005, 2004 and 2003, respectively.
      Recent Accounting Pronouncements — In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, Inventory Costs — an amendment of ARB No. 43, Chapter 4. SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS No. 151 requires that abnormal amounts be recognized as current period charges regardless of whether they meet the criterion of “so abnormal.” In addition, SFAS No. 151 requires that allocation of fixed production overhead to the cost of conversion be based on the normal capacity of the production facilities. This standard does not effect the Company’s financial position, cash flows or results of operations.
      In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections. SFAS No. 154 replaces FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and replaces APB Opinion No. 20, Accounting Changes. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company adopted SFAS No. 154 beginning in fourth quarter of fiscal 2005. This standard does not effect the Company’s financial position, cash flows or results of operations.
      Reclassifications — Certain prior year amounts have been reclassified to conform to the July 31, 2005 presentation. Such reclassifications had no impact on results of operation or shareholders’ equity.

NOTE 3 —	REBATES:
      At each fiscal year end, the Company nets rebates due to stockholders against accounts receivable. Rebates are paid in the form of credits against future purchases, never in cash. The Company offset accounts receivable as follows:

	2005	2004

Accounts receivable, net of allowance	$36,995	$30,625
Less — rebates	5,223	5,260

Accounts receivable, net	$31,772	$25,365

      Net sales and other revenue reported on the Consolidated Statements of Income and Retained Earnings were reduced by rebates as follows:

	2005	2004	2003

Gross sales and other revenues	$392,472	$340,681	$305,200
Less — rebates	5,223	5,260	6,281

Net sales and other revenue	$387,249	$335,421	$298,919

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 4 —	PROPERTY AND EQUIPMENT:
      Major classes of property and equipment consist of the following:

	2005	2004

Land	$1,762	$1,762
Buildings	5,045	5,045
Leasehold improvements	550	188
Equipment	7,911	7,120

	15,268	14,115
Less — accumulated depreciation	4,908	3,794

	10,360	10,321
Construction in progress	123	243

Net property, plant, and equipment	$10,483	$10,564

NOTE 5 —	INVESTMENT IN UNCONSOLIDATED AFFILIATES:
      The Company purchased a 20% interest in SERVCO in June 2000 for $1,500. American Animal Hospital Association (AAHA) owns the remaining 80%. The Company determined that it has significant influence over SERVCO and accordingly should account for its 20% ownership interest using the “equity method” of accounting for investments. The excess of purchase price over underlying equity (which represents goodwill) is being tested for impairment in accordance with applicable accounting standards. The amount of unamortized goodwill tested for impairment was $1,350 at July 31, 2005 and 2004. No current impairment exists and none has been recognized. The Company holds a 5% interest in Agri-Laboratories, Ltd., which is carried at cost. The amounts presented on the balance sheet consisted of:

	2005	2004

Investment in SERVCO (equity method)	$1,659	$1,576
Investment in Agri-Laboratories, Ltd. (cost method)	144	144

	$1,803	$1,720

      Included in the Company’s consolidated retained earnings is $310 of undistributed earnings of SERVCO.

NOTE 6 —	SHARES SUBJECT TO MANDATORY REDEMPTION AND REDEEMABLE COMMON STOCK:
      The Company is authorized to issue 30,000 shares of common stock with a par value of $1. Issued and outstanding shares amounted to 2,019 at July 31, 2005 and 1,952 at July 31, 2004. Holders of common stock are entitled to a) one vote for each share held on matters submitted to a vote of stockholders, b) a ratable share of dividends declared and c) in the event of liquidation or dissolution, a ratable share of monies after liabilities. Shareholders are not permitted to dispose of their stock except by a sale back to the Company. The shareholder must give the Company written notice of the proposed sale and the Company must redeem for cash the share of stock within ninety days of receiving such notice, at the price the shareholder paid for the share. Effective August 1, 2003, in accordance with SFAS No. 150, shares held by single member limited liability companies and sole proprietorships that are mandatorily redeemable upon death of the holder at the price the shareholder paid for the share were reclassified to long-term liabilities as Shares Subject to Mandatory Redemption. All other shares are designated as Redeemable Common Stock.

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      An analysis of redeemable common stock and shares subject to mandatory redemption for the three years ended July 31 is as follows:

		Shares Subject
	Redeemable	to Mandatory
	Common Stock	Redemption	Total

Number of shares issued and outstanding July 31, 2002	1,544	—	1,544
Issuance of redeemable common stock	330	—	330
Redemption of redeemable common stock	(29)	—	(29)

Number of shares issued and outstanding July 31, 2003	1,845	—	1,845
Issuance of redeemable common stock	144	—	144
Redemption of redeemable common stock	(37)	—	(37)
Recognition of liability per SFAS No. 150	(716)	716	—

Number of shares issued and outstanding July 31, 2004	1,236	716	1,952
Issuance of redeemable common stock	67	39	106
Redemption of redeemable common stock	(15)	(24)	(39)

Number of shares issued and outstanding July 31, 2005	1,288	731	2,019

Carrying amount/redemption amount — July 31, 2002	$4,549	$—	$4,549
Issuance of redeemable common stock	990	—	990
Redemption of redeemable common stock	(87)	—	(87)
Net change in accounts receivable, stock	(106)	—	(106)

Carrying amount/redemption amount — July 31, 2003	5,346	—	5,346
Issuance of redeemable common stock	432	—	432
Redemption of redeemable common stock	(109)	—	(109)
Net change in accounts receivable, stock	77	—	77
Recognition of liability per SFAS No. 150	(2,110)	2,110	—

Carrying amount/redemption amount — July 31, 2004	3,636	2,110	5,746
Issuance of redeemable common stock	201	117	318
Redemption of redeemable common stock	(45)	(72)	(117)
Net change in accounts receivable, stock	5	15	20

Carrying amount/redemption amount — July 31, 2005	$3,797	$2,170	$5,967

      There were 10, 14, and 72 redeemable common shares subscribed but unissued as of July 31, 2005, 2004, and 2003, respectively. The amounts receivable on these shares reduced Redeemable Common Stock by $16, $20, and $119 at July 31, 2005, 2004, and 2003, respectively. Accounts receivable arising from Redeemable Common Stock sales is presented as a deduction from Redeemable Common Stock to the extent such receivables were not paid in cash prior to the date of the report. Accounts receivable arising from Redeemable Common Stock sales excludes Shares Subject to Mandatory Redemption. No finance charges have been generated on any existing payment plan for any share of Redeemable Common Stock.
      There were 3, 14, and 0 Shares Subject to Mandatory Redemption subscribed but unissued as of July 31, 2005, 2004, and 2003, respectively. The amounts receivable on these shares reduced Shares Subject to Mandatory Redemption by $6, $22, and $0 at July 31, 2005, 2004, and 2003, respectively. Accounts receivable arising from Shares Subject to Mandatory Redemption sales are presented as a deduction from Shares Subject to Mandatory Redemption to the extent such receivables were not paid in cash prior to the date of the report.

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
No finance charges have been generated on any existing payment plan for any Share Subject to Mandatory Redemption.
NOTE 7 — INCOME TAXES:
      Significant components of income tax expense are as follows:

	2005	2004	2003

Current
Federal	$1,486	$1,931	$1,855
State	186	302	127

	1,672	2,233	1,982

Deferred
Federal	(170)	(420)	(195)
State	(10)	(64)	(13)

	(180)	(484)	(208)

Total	$1,492	$1,749	$1,774

      A reconciliation of income tax expense computed using the U.S. federal statutory income tax rate of 34% of income before income taxes to the actual provision for income taxes is as follows:

	2005	2004	2003

Expected tax at U.S. statutory rate	$1,370	$1,607	$1,696
State taxes, net of federal effect	95	199	83
Other, net	27	(57)	(5)

	$1,492	$1,749	$1,774

      Deferred tax assets and liabilities reflect the future tax consequences of events that have already been recognized in the consolidated financial statements or income tax returns. At July 31, the deferred tax asset and liability consisted of the following:

	2005	2004

Current deferred tax asset (liability):
Uniform capitalization	$262	$311
Allowance for doubtful accounts	388	329
Inventory valuation	61	52
Deferred compensation	467	260

	$1,178	$952

Noncurrent deferred tax asset (liability):
Excess of tax over book depreciation	$(482)	$(475)
Amortization	42	48
Profit in SERVCO	(64)	(30)

	$(504)	$(457)

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
NOTE 8 — LONG-TERM DEBT:
      At July 31, long-term debt is summarized as follows:

	2005	2004

Note payable, maturing in 2005, secured by certain assets, 9.10% interest	$—	$836
Note payable, maturing in 2005, secured by certain assets, 8.66% interest	—	169
Note payable, maturing in 2008, secured by certain assets, 5.77% interest	2,492	3,244
Note payable, maturing in 2009, secured by certain assets, 7.42% interest	3,425	3,546
Capital lease obligation, expiring in 2006, secured by computer equipment, 4.58% interest	70	187
Capital lease obligation, expiring in 2008, secured by computer equipment, 6.19% interest	192	—

	6,179	7,982
Less — current portion	1,070	2,000

	$5,109	$5,982

      The aggregate schedule of maturities of long-term debt obligations for the five years subsequent to July 31, 2005 are as follows:

2006	$1,070
2007	1,063
2008	1,057
2009	2,989
2010	—

$6,179

      In December 2004, the Company increased the amount of the revolving line of credit from $25,000 to $40,000. This agreement is scheduled to expire in January 2008. The short-term borrowing amounts outstanding under this credit facility were $2,721 and $10,174 at July 31, 2005 and 2004, respectively. Interest is payable at a variable rate, subject to change each fiscal quarter, equal to the London InterBank Offered Rate (LIBOR) plus a percentage based on the Company’s leverage ratio. The weighted average interest rates of borrowings outstanding under the revolving credit agreement were 4.73%, 3.86%, and 4.12% for the years ended July 31, 2005, 2004 and 2003, respectively. The average dollar amounts of the borrowing were $15,506 and $13,853 for the years ended July 31, 2005 and 2004, respectively. The line of credit is secured by substantially all of the Company’s assets.
      Under these debt and credit agreements, the Company is required to maintain certain net worth and leverage ratios. In addition, our debt agreements contain a number of covenants, among other things, that restrict our and our subsidiaries’ ability to pay dividends. The Company was in compliance with all covenants under the borrowing agreements at July 31, 2005 and 2004.

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
NOTE 9 — RELATED PARTY TRANSACTIONS:
      In the normal course of business the Company sells to its affiliate, board of directors and key employees under normal terms and conditions. Accounts receivable, related parties on the balance sheet include amounts receivable on demand as of July 31 from the following:

	2005	2004

Affiliate (SERVCO)	$3,621	$2,966
Board of Directors	173	276
Officer and employees	8	6

	$3,802	$3,248

      Net sales on the Consolidated Statements of Income and Retained Earnings include sales to related parties as follows:

	2005	2004	2003

Affiliate (SERVCO)	$37,771	$31,725	$24,289
Board of Directors	2,340	1,914	2,959
Officer and employees	82	79	77

	$40,193	$33,718	$27,325

      Accounts payable, related parties on the balance sheet include amounts payable on demand as of July 31 from the following:

	2005	2004

Affiliate (SERVCO)	$422	$0
Agri-Laboratories	387	840

	$809	$840

      Purchases from Agri-Laboratories were $11,855, $15,616 and $14,908 for 2005, 2004 and 2003, respectively.
NOTE 10 — PROFIT-SHARING AND 401(k) RETIREMENT PLAN:
      The Company provides a non-contributory profit-sharing plan covering all full-time employees who qualify as to age and length of service. It has been the Company’s policy to make contributions to the plan as provided annually by the Board of Directors. The total provision for the contribution to the plan was $528, $528 and $439 for 2005, 2004 and 2003, respectively.
      The Company also provides a contributory 401(k) retirement plan covering all full-time employees who qualify as to age and length of service. It is the Company’s policy to match a maximum allowable 100% employee contribution with a 3% contribution. The total provision to the plan was $240, $229 and $177 for 2005, 2004 and 2003, respectively.
      On January 1, 2003, the Company adopted a Supplemental Executive Retirement Plan (SERP). The SERP is a nonqualified defined benefit plan pursuant to which the Company will pay supplemental pension benefits to certain key employees upon retirement based upon the employees’ years of service and compensation. For the year ended July 31, 2005 and 2004, benefits accrued and expensed were $516 and $418, respectively. The vested benefit obligation and accumulated benefit obligation were $1,973 and $2,273, respectively, at July 31, 2005 and $1,525 and $1,976, respectively, at July 31, 2004. The plan is an unfunded

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
supplemental retirement plan and is not subject to the minimum funding requirements of the Employee Retirement Income Security Act (ERISA). While the SERP is an unfunded plan, the Company is informally funding the plan through life insurance contracts on the participants. The life insurance contracts had cash surrender values of $1,106 and $659 at July 31, 2005 and 2004, respectively.
      The following set forth the change in benefit obligations, change in plan assets, funded status and amounts recognized in the balance sheet as of July 31 for the Company’s SERP:

	2005	2004

Change in Benefit Obligation:
Projected benefit obligation — July 31	$2,743	$2,094
Service cost	192	151
Interest cost	171	131
Actuarial loss	(352)	367
Benefit Payments	—	—

Projected benefit obligation — July 31	$2,754	$2,743

Fair Value of Plan Assets — July 31	$—	$—

Funded Status:
Funded status	$(2,754)	$(2,743)
Unrecognized actuarial loss	103	472
Unrecognized prior service cost	1,485	1,621

Net amount recognized	$(1,166)	$(650)

Balance Sheet Amounts:
Accrued retirement benefits	$(2,273)	$(1,976)
Intangible retirement asset	1,107	1,326

Net amount recognized	$(1,166)	$(650)

      Net periodic benefit costs for the Company’s SERP for the year ended July 31 included the following components:

	2005	2004

Service cost	$192	$151
Interest cost	171	131
Amortization of prior losses	17	—
Amortization of unrecognized prior service costs	136	136

Net periodic cost	$516	$418

      The weighted average discount rate and rate of increase in compensation levels used to compute the actuarial present value of projected benefit obligations were 5.25% and 4.00%, respectively, at July 31, 2005 and 6.25% and 4.00%, respectively, at July 31, 2004.
NOTE 11 — COMMITMENTS AND CONTINGENT LIABILITIES:
      Operating and Capital Leases — The Company has operating and capital leases covering certain property, equipment, and computer hardware and software expiring at various dates through 2010. Capitalized

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
lease property consists of computer equipment having a net carrying cost of $366 at July 31, 2005. Future minimum lease payments under operating and capital leases that have initial or remaining noncancelable lease terms in excess of one year at July 31, 2005 are as follows:

	Operating	Capital

2006	$362	$147
2007	262	76
2008	110	57
2009	24	—
2010	1	—

Total minimum payments	$759	280

Less — interest on capital leases		18

Present value of net minimum lease payments (incl. in Note 8)		$262

      Lease expense was $1,030, $955 and $784 for the years ended July 31, 2005, 2004 and 2003, respectively.
      Stock Redemption — The Company is required by its Bylaws to repurchase stock within 90 days of receiving written notice from the shareholder requesting redemption of their stock. The redemption amount is the original purchase price of the stock paid by the shareholder. The Company was contingently liable for $5,967 as of July 31, 2005.
      Other — The Company is subject to claims and other actions arising in the ordinary course of business. Some of these claims and actions have resulted in lawsuits where the Company is a defendant. Management believes that the ultimate obligations if any, which may result from unfavorable outcomes of such lawsuits, will not have a material adverse effect on the financial position, results of operations or cash flows of the Company and such obligations, if any, would be adequately covered by insurance.
      Agreements — In February 2005, the Company entered into a written understanding to construct a 15,625 square foot building (the Building) in Hereford, Texas. It is anticipated that the Building will be completed in October 2005 (the Construction Deadline). Assuming the Building is completed by the Construction Deadline, the Company will lease space in the Building pursuant to the terms of a lease being negotiated by the parties.
      Subsequent Events — The Building was completed in October 2005. Effective October 1, 2005, the Company entered into a lease with two individuals who are residents of the State of Texas. Pursuant to the lease, the Company leases the premises located in a building, which contains approximately 15,625 rentable square feet, in Hereford, Texas. The lease has an initial term of five (5) years, ending on September 30, 2010. The Company also has the option to renew the initial term of the lease for two successive three year periods by providing the landlord notice of its election to renew thirty days prior to the commencement of such renewal term. The Company intends to use the premises for storing and warehousing veterinary products.
NOTE 12 — GOODWILL IMPAIRMENT:
      On August 1, 2002, the Company adopted SFAS No. 142. SFAS No. 142 required the Company to evaluate its existing intangible assets and goodwill that were acquired in prior purchase business combinations, and to make any necessary reclassifications in order to conform to the new criteria in SFAS No. 141 for recognition apart from goodwill. Accordingly, the Company was required to reassess the useful lives and residual values of all identifiable intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments. In addition, to the extent an intangible asset is then determined to

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
have an indefinite useful life, the Company was required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142.
      Under the provisions of SFAS No. 142, the Company was required to perform transitional goodwill impairment tests as of August 1, 2002. To accomplish this, the Company identified its reporting units and determined the carrying value of its one reporting unit by assigning the assets, liabilities, existing goodwill and intangible assets to the reporting unit as of the date of adoption. The Company then had up to six months from the date of adoption to determine the fair value of its reporting unit and compare it to the reporting unit’s carrying amount. To the extent a reporting unit’s carrying amount exceeds its fair value, an indication exists that the reporting unit’s goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit’s goodwill, determined by allocating the reporting unit’s fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step was completed and indicated a 100% impairment of the goodwill associated with the assets acquired by the Wholesale Distribution segment in connection with it’s acquisition of Am-V-Co. This resulted in a charge to earnings of $151 during the first quarter of fiscal 2003. No additional impairment exists at July 31, 2005 and none has been recognized.
      The following schedule reflects net income adjusted to exclude goodwill and other intangible asset amortization and impairment charges for the years ended July 31:

	2005	2004	2003

Net income as reported	$2,536	$2,978	$3,214
Impairment charge	—	—	151

Pro forma net income	$2,536	$2,978	$3,365

Earnings per share as reported	$2,022.61	$2,487.77	$1,854.47
Impairment charge	—	—	87.21

Pro forma net earnings per share	$2,022.61	$2,487.77	$1,941.68

NOTE 13 — SEGMENT INFORMATION:
      The Company has three reportable segments: Wholesale Distribution, Logistics Services, and Direct Customer Services. The Wholesale Distribution segment is a wholesaler of animal health products. This segment distributes products primarily to licensed veterinarians or business entities comprised of licensed veterinarians. The Logistics Services segment provides logistics and distribution service operations for vendors of animal health products and business to business type transactions. The Logistic Services segment distributes products primarily to other animal health companies. The Direct Customer Services segment acts as a supplier of animal health products to the producer or consumer. Animal health products are shipped to locations closer to the final destination. The segment’s trucking operations transport the products directly to the producer or consumer.
      The accounting policies of the segments are the same as those described in the summary of significant accounting policies as detailed in Note 2 to these consolidated financial statements. The Company evaluates performance based on profit or loss from operations before income taxes.
      The Company’s reportable segments are strategic business units that serve different types of customers in the animal health industry. The separate financial information of each segment is presented consistent with the way results are regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Since the Company’s reportable segments all provide essentially the same products and services, the Company believes it would be impracticable to report the revenue from external customers for each product and service or each group of similar products and services in accordance with paragraph 37 of SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information.
      The following table summarizes the Company’s operations by business segment:

			Direct
	Wholesale	Logistics	Customer		Consolidated
	Distribution	Services	Services	Eliminations	Total

For the year ended July 31,2005
Net sales and other revenue	$386,073	$1,930	$42,926	$(43,680)	$387,249
Cost of sales	352,980	1,877	37,432	(42,914)	$349,375
Operating, general and administrative expenses	28,420	1	4,843	—	$33,264
Operating income	4,673	52	651	(766)	$4,610
Income before taxes	$4,028	$52	$714	$(766)	$4,028
Business segment assets	$84,574	$300	$10,131	$(9,739)	$85,266
For the year ended July 31, 2004
Net sales and other revenue	$333,290	$1,246	$31,479	$(30,594)	$335,421
Cost of sales	303,248	1,190	27,325	(30,370)	301,393
Operating, general and administrative expenses	24,692	—	4,044	—	28,736
Operating income	5,350	56	111	(225)	5,292
Income before taxes	$4,727	$56	$169	$(225)	$4,727
Business segment assets	$84,128	$248	$666	$(291)	$84,751
For the year ended July 31, 2003
Net sales and other revenue	$297,007	$2,076	$24,223	$(24,387)	$298,919
Cost of sales	269,582	1,955	20,842	(24,371)	268,008
Operating, general and administrative expenses	22,245	1	3,488	—	25,734
Operating income	5,180	120	(108)	(15)	5,177
Income before taxes	$4,988	$120	$(105)	$(15)	$4,988
Business segment assets	$83,842	$192	$394	$(26)	$84,402
NOTE 14 — RESTATEMENT OF FINANCIAL STATEMENTS:
      Subsequent to the issuance of the Company’s 2004 consolidated financial statements and the filing of its 2004 Annual Report on Form 10-K with the SEC, review by the SEC Division of Corporation Finance initiated discussions among the Company, its external auditor, and the SEC relating to accounting treatment of the Company’s common stock. Based on these discussions, management concluded that for accounting purposes, certain common stock of the Company should be reclassified from permanent stockholders’ equity to temporary equity in the accompanying consolidated balance sheets according to accounting principles generally accepted in the United States. The shares of common stock that have been reclassified are subject to certain put options, which are outside of the control of the Company. As a result, the Company restated its consolidated balance sheets as of July 31, 2004 and consolidated statements of income and retained earnings as of July 31, 2004 and 2003. That change in balance sheet presentation did not have an impact on the Company’s cash flows or results of operations.

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
NOTE 15 — SELECTED QUARTERLY FINANCIAL DATA:
      The following presents certain unaudited quarterly financial data and certain audited year-end financial data:

	Quarters Ended				Year Ended

	October 31,	January 31,	April 30,	July 31,	July 31,
	2002	2003	2003	2003	2003

					(Restated)
Revenues	$75,236	$68,025	$74,624	$81,034	$298,919
Gross profit	6,723	8,107	8,887	7,194	30,911
Operating income	301	1,730	2,601	545	5,177
Net income	114	964	1,723	413	3,214
Net income per redeemable common share	$69.66	$560.45	$980.33	$227.66	$1,854.47
Redeemable common shares outstanding	1,641	1,721	1,757	1,812	1,733

	Quarters Ended				Year Ended

	October 31,	January 31,	April 30,	July 31,	July 31,
	2003	2004	2004	2004	2004

					(Restated)
Revenues	$88,442	$73,446	$85,075	$88,458	$335,421
Gross profit	8,624	9,462	8,427	7,515	34,028
Operating income	1,310	2,815	1,065	102	5,292
Net income	778	1,662	503	35	2,978
Net income per redeemable common share	$662.00	$1,403.25	$417.94	$27.86	$2,487.77
Redeemable common shares outstanding	1,176	1,185	1,202	1,225	1,197

	Quarters Ended				Year Ended

	October 31,	January 31,	April 30,	July 31,	July 31,
	2004	2005	2005	2005	2005

Revenues	$98,972	$90,718	$102,689	$94,870	$387,249
Gross profit	8,966	10,929	10,618	7,361	37,874
Operating income	939	2,465	1,847	(641)	4,610
Net income	498	1,452	1,017	(431)	2,536
Net income per share redeemable common share	$403.45	$1,169.93	$807.67	$(337.02)	$2,022.61
Weighted average redeemable common shares outstanding	1,234	1,241	1,260	1,279	1,254

EXHIBIT A1
INSTRUCTIONS TO SUBSCRIBERS
      Qualified persons wishing to subscribe for one share of Common Stock (the “Stock”), par value $1.00, of Professional Veterinary Products, Ltd. (the “Company”), are required to complete the documents in this Subscription Booklet. PLEASE DO NOT REMOVE ANY OF THE DOCUMENTS. An additional copy of the documents in this Subscription Booklet will be delivered to you.
      1. Purchaser Questionnaire. (Exhibit A2) Please provide all information requested on the Purchaser Questionnaire.
      2. Subscription Agreement. (Exhibit A3) Please complete the Subscription Agreement in the following manner:

a. Complete the appropriate signature page.

b. If the subscriber is a partnership, corporation, limited liability company or other business entity the appropriate signature page in the Subscription Agreement should be completed. Special procedures are required for execution and additional documentation may be required as set forth in the Subscription Agreement.
      3. Delivery Instructions. After you have completed the Purchaser Questionnaire and Subscription Agreement, please deliver or mail this entire Subscription Booklet to:

Professional Veterinary Products, Ltd.
10077 South 134th Street
Omaha, Nebraska 68138
Attn: Vicki Frederick
      If you have any questions concerning completion of the documentation, please call Vicki Frederick at (402) 331-4440.

A1-1

EXHIBIT A2
PURCHASER QUESTIONNAIRE

1.	The Name of the Practice is: ________________________________________________________________________________.

2.	The Practice is a: __________ Sole Proprietorship; __________ Partnership; __________ Corporation; __________ Single Member Limited Liability Company; __________ Multi-Member Limited Liability Company

3.	If the Practice is a Sole Proprietorship, the Doctor’s name is: __________.

4.	If the Practice is a Partnership, the partners’ names are: __________.

5.	If the Practice is a Partnership, the managing partner with whom Professional Veterinary Products, Ltd. is to communicate: __________.

6.	If the Practice if a Corporation, the President’s name is: __________.

7.	If the Practice is a Limited Liability Company, the name of the manager is or designate that the company is managed by its members: __________.

8.	If the Practice is a Limited Liability Company managed by its members, the member Professional Veterinary Products, Ltd. is to communicate with is: __________.

9.	The mailing address of the Practice for correspondence and product delivery is:

Practice name:
Address:
City, State Zip Code:
Phone Number:
Fax Number:
Email Address:
Federal Employer I.D. Number:
or Social Security Number:

Please attach a copy of your Federal D.E.A. Certificate.

Computer System: Hardware: __________ Software: __________

Names of persons placing orders with PVPL: ____________________________________________________________

__________________________________________________________________________________________.

Names of veterinarians (other than partners listed above) in the practice:

__________________________________________________________________________________________.

10. Bank name and address:
Bank phone number:
Contact person at the Bank:

11.	Exact name of Individual, Partnership, Corporation or Limited Liability Company to whom stock certificate is to be issued: ________________________________________________________________________________.

A2-1

EXHIBIT A3
SUBSCRIPTION AGREEMENT
Professional Veterinary Products, Ltd.
Professional Veterinary Products, Ltd.
10077 South 134th Street
Omaha, Nebraska 68138
Ladies and Gentlemen:
      1. Subscription. Subject to acceptance by the Company, the undersigned hereby subscribes to purchase one share of Common Stock (the “Stock”), par value $1.00, indicated below in accordance with the terms of this Agreement, and the Prospectus of the Company dated                    ,                     relating to the Stock.
      This subscription may be rejected by the Company in its sole discretion.
      2. Representations and Warranties. The undersigned represents and warrants to the Company as follows:

(a) The undersigned has received the Prospectus.

(b) The undersigned is: an individual licensed veterinarian; or any lawful form of business entity established to deliver veterinary services and/or products in which all medical decisions are made by licensed veterinarians. (Please check appropriate status).
      3. Miscellaneous.
      (a) The undersigned agrees not to transfer or assign this Agreement, or any of the undersigned’s interest herein, and further agrees that the transfer or assignment of the Stock acquired pursuant hereto shall be made only in accordance with the Prospectus and all applicable laws.
      (b) Notwithstanding any of the representations, warranties, acknowledgments, or agreements made herein by the undersigned, the undersigned does not thereby or in any other manner waive any rights granted to the undersigned under federal or state securities laws.
      (c) This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.
      (d) This Agreement shall be enforced, governed, and construed in all respects in accordance with the laws of the State of Nebraska without regard to its conflicts of laws provisions.
      (e) Upon request from the Company, the undersigned agrees to provide such information and to execute and deliver such documents as reasonably may be necessary to comply with any and all laws and ordinances to which the Company is subject.
      4. Subscription and Method of Payment. There are two payment plans from which to choose, please check the appropriate plan. The second payment plan is not available to investors located in Nebraska or Louisiana. The undersigned hereby subscribes for the Stock as follows:

Plan 1: One payment for the full $3,000 cost of the share.

Plan 2: Three installments of $1,000 each, with the second and third installments due thirty and sixty days after the first installment is paid.
All subscriptions are subject to acceptance by the Company and may be rejected by the Company in its sole discretion.

A3-1

TYPE OF OWNERSHIP
(Check One)
                                        Sole Proprietorship (One signature required)
                                        Single Member Limited Liability Company
                                        Multi-Member Limited Liability Company
                                        Corporation
                                        Partnership
                                        Other — please designate below.

                                        Please print here the exact name (registration)
                                        investor desires for Stock.

A3-2

SIGNATURE PAGE
FOR SOLE PROPRIETORSHIP INVESTORS

Signature*

Social Security Number

Print or Type Name

Email Address:
Residence Address:

Executed at:*

City

State
this            day of                                         , 20      .
Mailing Address:

SUBSCRIPTION ACCEPTED:
Professional Veterinary Products, Ltd.

By:

Dr. Lionel L. Reilly, President

Date:

* No notary necessary

A3-3

SIGNATURE PAGE
FOR PARTNERSHIP, CORPORATE, LIMITED LIABILITY COMPANY
OR OTHER BUSINESS ENTITY INVESTORS

Name of partnership, corporation or other business entity (please print or type)
By:

(Signature of authorized agent)*
Title:

Taxpayer Identification No.:

Email Address:

Address of Principal Partnership, Corporate or Business Office:

Mailing Address, if different:

Attention:

Executed at*                                          effective this            day of                                         , 20     .

SUBSCRIPTION ACCEPTED:

Professional Veterinary Products, Ltd.

By:

Dr. Lionel L. Reilly, President

Date:

*	No notary necessary

A3-4

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Securities and Exchange Commission registration fee	$190.05
Legal fees and expenses	100,000.00
Blue Sky filing fees and expenses	40,000.00
Printing and engraving expenses	75,000.00
Accounting fees and expenses	5,000.00
Miscellaneous expenses	20,000.00

Total	$240,190.05

      All of the above items except the registration fee are estimated.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS
      Directors, officers, employees and agents of Professional Veterinary Products, Ltd. (the “Company”) may be entitled to benefit from the indemnification provisions contained in the Company’s Articles of Incorporation and the Nebraska Business Corporation Act. The general effect of these provisions is summarized below:

The Articles of Incorporation provide that to the extent permitted by law, the Company shall indemnify any director, officer, employee or agent who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative, including any action or suit by or in the right of the Company to procure a judgment in its favor, by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture or other enterprise or as a trustee, officer, employee or agent of an employee benefit plan. Such indemnification shall be against expenses, including attorney fees, and except for actions by or in the right of the Company, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Generally under Nebraska law, any individual who is made a party to a proceeding because the individual is or was a director may be indemnified if the individual acted in good faith and had reasonable basis to believe that (1) in the case of conduct in the individual’s official capacity with the Company, that the individual’s conduct was in the Company’s best interests; (2) in all other cases, that the individual’s conduct was at least not opposed to the Company’s best interest; and (3) regarding any criminal proceedings, the individual had no reasonable cause to believe the individual’s conduct was unlawful. Nebraska law also extends such indemnification to officers of the Company and provides that the Company may advance expenses to a director or officer of the Company. Further, Nebraska law provides that neither a director nor officer is liable for any action taken as a director or officer, or any failure to take any action, as long as the individual discharged his or her duties (1) in good faith, (2) with the care of an ordinarily prudent person in a like position would exercise under similar circumstances, and (3) in a manner the individual reasonably believes to be in the best interests of the Company.

The Articles of Incorporation also provide that to the extent permitted by law, the Company has the power to purchase and maintain insurance on behalf of any person who is or was a director, officer,

employee or agent of the Company against any liability asserted against such person while acting in such capacity or arising out of his or her status as such, whether or not the Company would have the power to indemnify him or her against such liability. Nebraska law provides that the Company may purchase and maintain insurance on behalf of an individual who is or was a director or officer of the Company, or who, while a director or officer of the Company, serves at the Company’s request as a director, officer, member of a limited liability company, partner, trustee, employee, or agent of another domestic or foreign corporation, limited liability company, partnership, joint venture, trust, employee benefit plan, or other entity, against liability asserted against or incurred by that individual in that capacity or arising from the individual’s status as a director or officer, whether or not the Company would have the power to indemnify or advance expenses under Nebraska law.

The Articles of Incorporation provide that the indemnity provided for in the Articles of Incorporation shall not be deemed to be exclusive of any other rights to which those indemnified may be otherwise entitled, nor shall the provisions of the Articles of Incorporation be deemed to prohibit the Company from extending its indemnification to cover other persons or activities to the extent permitted by law or pursuant to any provisions in the Articles of Incorporation. Under the Nebraska Business Corporation Act, the Company may provide indemnification or advance expenses to a director or officer only as permitted under Nebraska law; however, the Company may, by a provision in its Articles of Incorporation or Bylaws, or in a resolution adopted or a contract approved by its board of directors or shareholders, obligate itself in advance of the act or omission giving rise to a proceeding to provide indemnification or advance funds under Nebraska law.

There is no pending litigation or proceeding involving a director, officer, employee or agent of the Company as to which indemnification is being sought. The Company is not aware of any other threatened litigation that may result in claims for indemnification by any director, officer, employee or agent.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES
      During the last three fiscal years, the Company did not issue any unregistered shares of common stock.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit
No.	Description

3.1	Second Amended and Restated Articles of Incorporation of Professional Veterinary Products Ltd.(6)

3.2	Second Amended and Restated Bylaws of Professional Veterinary Products, Ltd.(7)

4.1	Certificate of Professional Veterinary Products, Ltd.(1)

4.2	Second Amended and Restated Articles of Incorporation of Professional Veterinary Products, Ltd., which defines the rights of holders of the securities being registered(6)

4.3	Second Amended and Restated Bylaws of Professional Veterinary Products, Ltd., which defines the rights of holders of the securities being registered(7)

5	Form of Opinion of Baird, Holm, McEachen, Pedersen, Hamann & Strasheim(8)

10.1	Warranty Deed for real estate at 10100 J Street, Omaha, Nebraska from Professional Veterinary Products, Ltd. to Duane E. and Barbara G. Miller(1)

10.2	Warranty Deed for real estate at 10077 South 134th Street, Omaha, Nebraska from Hilltop Industrial Park to Professional Veterinary Products, Ltd.(1)

10.3	Lease of building located at 10100 J Street, Omaha, Nebraska between Professional Veterinary Products, Ltd. and Duane E. and Barbara G. Miller(1)

10.4	Construction Agreement for building at 10077 South 134th Street, Omaha, Nebraska between Professional Veterinary Products, Ltd. and Mudra Construction, Ltd.(1)

10.5	Sales Agency Agreement between Professional Veterinary Products, Ltd. and Bayer Corporation(1)*

Exhibit
No.	Description

10.6	Sales Agency Agreement between Professional Veterinary Products, Ltd. and Merial LLC(1)*

10.7	Select Distributors Marketing Agreement between Professional Veterinary Products, Ltd. and the Animal Health Group of Pfizer, Inc.(1)*

10.8	Supply and Distribution Agreement between Professional Veterinary Products, Ltd. and Schering-Plough Animal Health Corporation(1)*

10.9	Distributor Agreement between Professional Veterinary Products, Ltd. and The Upjohn Company(1)*

10.10	Distribution Agreement between Professional Veterinary Products, Ltd. and Fort Dodge Animal Health(1)

10.11	Purchase and Sale Agreement between Professional Veterinary Products, Ltd., AAHA Services Corporation and American Animal Hospital Association(2)

10.12	Lease of building located in York, Pennsylvania between Professional Veterinary Products, Ltd. and Kinsley Equities II Limited Partnership(3)

10.13	Amended and Restated Loan Agreement dated May 12, 2003 between Professional Veterinary Products, Ltd., ProConn, LLC, Exact Logistics, LLC and U.S. Bank, N.A.(4)

10.14	Revolving Promissory Note dated May 12, 2003 between Professional Veterinary Products, Ltd., ProConn, LLC, Exact Logistics, LLC and U.S. Bank, N.A.(4)

10.15	Term Promissory Note dated May 12, 2003 between Professional Veterinary Products, Ltd., ProConn, LLC, Exact Logistics, LLC and U.S. Bank, N.A.(4)

10.16	Security Agreement (PA Equipment) dated May 12, 2003 between Professional Veterinary Products, Ltd. and U.S. Bank, N.A.(4)

10.17	Security Agreement (Blanket) dated May 12, 2003 between Professional Veterinary Products, Ltd. and U.S. Bank, N.A.(4)

10.18	Security Agreement dated May 12, 2003 between ProConn, LLC and U.S. Bank, N.A.(4)

10.19	Security Agreement dated May 12, 2003 between Exact Logistics and U.S. Bank, N.A.(4)

10.20	Assignment of Lease and Rents dated May 12, 2003 between Professional Veterinary Products, Ltd. and U.S. Bank, N.A.(4)

10.21	Deed of Trust, Security Agreement, Assignment of Leases and Rents and Fixture Filing dated May 12, 2003 between Professional Veterinary Products, Ltd. and U.S. Bank, N.A.(4)

10.22	Supplemental Executive Retirement Plan(4)

10.23	Revolving Promissory Note dated December 28, 2004 among Professional Veterinary Products, Ltd., ProConn, LLC, Exact Logistics, LLC and U.S. Bank, National Association(6)

10.24	Second Amendment to the Amended and Restated Loan Agreement dated December 28, 2004, among Professional Veterinary Products, Ltd., ProConn, LLC, Exact Logistics, LLC and U.S. Bank, National Association(6)

10.25	Lease dated October 1, 2005, among Professional Veterinary Products, Ltd. and Steve Lewis and Mike Mimms#

10.26	Lease Agreement dated November 8, 2005 between Professional Veterinary Products, Ltd. and Independent Veterinary Group, LLC#

11	Statement re Computation of Per Share Earnings(9)

12	Statement re Computation of Ratios(9)

21	List of Subsidiaries(5)

23.1	Consent of Quick & McFarlin, P.C. for the year ended July 31, 2005#
23.2	Form of consent of Baird, Holm, McEachen, Pedersen, Hamann & Strasheim (see Exhibit 5)

24.1	Power of Attorney executed by Buddy D. Ray(8)

24.2	Power of Attorney executed by Chester L. Rawson(8)

Exhibit
No.	Description

24.3	Power of Attorney executed by Amy Lynne Hinton(8)

24.4	Power of Attorney executed by Steven E. Wright(8)

24.5	Power of Attorney executed by Michael B. Davis(8)

24.6	Power of Attorney executed by Tom Latta(8)

24.7	Power of Attorney executed by G.W. Buckaloo, Jr.(8)

24.8	Power of Attorney executed by William Swartz(8)

24.9	Power of Attorney executed by Scott A. Shuey(10)
99	Schedule of Allowances(9)

      The following footnotes indicate a document previously filed as an exhibit to and incorporated by reference from the following:

(1)	Form S-1 Registration Statement No. 333-86629 filed on September 7, 1999.

(2)	Post-Effective Amendment No. 1 to the Form S-1 Registration Statement No. 333-86629 filed on November 3, 2000.

(3)	Form 10-K for fiscal year ended July 31, 2002 filed October 29, 2002.

(4)	Post-Effective Amendment No. 1 to the Registration Statement No. 333-72962 filed August 29, 2003.

(5)	Form S-1 Registration Statement No. 333-72962 filed on November 8, 2001.

(6)	Form 10-Q Quarterly Report for the period ended January 31, 2005 filed March 17, 2005.

(7)	Form 8-K Current Report dated March 7, 2005 and filed March 11, 2005.

(8)	Form S-1 Registration Statement No. 333-120426 filed on November 11, 2004.

(9)	Form 10-K for fiscal year ended July 31, 2005 filed October 28, 2005.

(10)	Post-Effective Amendment No. 1 to the Form S-1 Registration Statement No. 333-120426 filed on September 16, 2005.
      The following footnotes are references to the following:

#	Filed herewith.

(*)	Portions of this exhibit have been redacted pursuant to a request for confidential treatment granted by the Securities and Exchange Commission.

ITEM 17.	UNDERTAKINGS
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Omaha, State of Nebraska on this 2nd day of December, 2005.

PROFESSIONAL VETERINARY PRODUCTS, LTD.

By:	/s/ Dr. Lionel L. Reilly

Dr. Lionel L. Reilly
President and CEO
      Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement has been signed below by the following persons in the capacities of Professional Veterinary Products, Ltd. on the 2nd day of December, 2005.

Signature		Capacity

/s/ Dr. Lionel L. Reilly Dr. Lionel L. Reilly		President and Chief Executive Officer

/s/ Neal B. Soderquist Neal B. Soderquist		Chief Financial Officer and Vice President

/s/ Dr. Buddy D. Ray Dr. Buddy D. Ray*		Director

/s/ Dr. William Swartz Dr. William Swartz*		Director

/s/ Dr. G.W. Buckaloo, Jr. Dr. G.W. Buckaloo, Jr.*		Director

/s/ Dr. Steven E. Wright Dr. Steven E. Wright*		Director

/s/ Dr. Scott A. Shuey Dr. Scott A. Shuey*		Director

/s/ Dr. Amy Lynne Hinton Dr. Amy Lynne Hinton*		Director

/s/ Dr. Chester L. Rawson Dr. Chester L. Rawson*		Director

/s/ Dr. Tom Latta Dr. Tom Latta*		Director

*By:	/s/ Dr. Lionel L. Reilly Dr. Lionel L. Reilly As: Attorney-in-fact

EXHIBIT INDEX

Exhibit
No.	Description

3.1	Second Amended and Restated Articles of Incorporation of Professional Veterinary Products(6)

3.2	Second Amended and Restated Bylaws of Professional Veterinary Products, Ltd.(7)

4.1	Certificate of Professional Veterinary Products, Ltd.(1)

4.2	Second Amended and Restated Articles of Incorporation of Professional Veterinary Products, Ltd., which defines the rights of holders of the securities being registered(6)

4.3	Second Amended and Restated Bylaws of Professional Veterinary Products, Ltd., which defines the rights of holders of the securities being registered(7)

5	Form of Opinion of Baird, Holm, McEachen, Pedersen, Hamann & Strasheim(8)

10.1	Warranty Deed for real estate at 10100 J Street, Omaha, Nebraska from Professional Veterinary Products, Ltd. to Duane E. and Barbara G. Miller(1)

10.2	Warranty Deed for real estate at 10077 South 134th Street, Omaha, Nebraska from Hilltop Industrial Park to Professional Veterinary Products, Ltd.(1)

10.3	Lease of building located at 10100 J Street, Omaha, Nebraska between Professional Veterinary Products, Ltd. and Duane E. and Barbara G. Miller(1)

10.4	Construction Agreement for building at 10077 South 134th Street, Omaha, Nebraska between Professional Veterinary Products, Ltd. and Mudra Construction, Ltd.(1)

10.5	Sales Agency Agreement between Professional Veterinary Products, Ltd. and Bayer Corporation(1)*

10.6	Sales Agency Agreement between Professional Veterinary Products, Ltd. and Merial LLC(1)*

10.7	Select Distributors Marketing Agreement between Professional Veterinary Products, Ltd. and the Animal Health Group of Pfizer, Inc.(1)*

10.8	Supply and Distribution Agreement between Professional Veterinary Products, Ltd. and Schering-Plough Animal Health Corporation(1)*

10.9	Distributor Agreement between Professional Veterinary Products, Ltd. and The Upjohn Company(1)*

10.10	Distribution Agreement between Professional Veterinary Products, Ltd. and Fort Dodge Animal Health(1)

10.11	Purchase and Sale Agreement between Professional Veterinary Products, Ltd., AAHA Services Corporation and American Animal Hospital Association(2)

10.12	Lease of building located in York, Pennsylvania between Professional Veterinary Products, Ltd. and Kinsley Equities II Limited Partnership(3)

10.13	Amended and Restated Loan Agreement dated May 12, 2003 between Professional Veterinary Products, Ltd., ProConn, LLC, Exact Logistics, LLC and U.S. Bank, N.A.(4)

10.14	Revolving Promissory Note dated May 12, 2003 between Professional Veterinary Products, Ltd., ProConn, LLC, Exact Logistics, LLC and U.S. Bank, N.A.(4)

10.15	Term Promissory Note dated May 12, 2003 between Professional Veterinary Products, Ltd., ProConn, LLC, Exact Logistics, LLC and U.S. Bank, N.A.(4)

10.16	Security Agreement (PA Equipment) dated May 12, 2003 between Professional Veterinary Products, Ltd. and U.S. Bank, N.A.(4)

10.17	Security Agreement (Blanket) dated May 12, 2003 between Professional Veterinary Products, Ltd. and U.S. Bank, N.A.(4)

10.18	Security Agreement dated May 12, 2003 between ProConn, LLC and U.S. Bank, N.A.(4)

10.19	Security Agreement dated May 12, 2003 between Exact Logistics and U.S. Bank, N.A.(4)

10.20	Assignment of Lease and Rents dated May 12, 2003 between Professional Veterinary Products, Ltd. and U.S. Bank, N.A.(4)

10.21	Deed of Trust, Security Agreement, Assignment of Leases and Rents and Fixture Filing dated May 12, 2003 between Professional Veterinary Products, Ltd. and U.S. Bank, N.A.(4)

10.22	Supplemental Executive Retirement Plan(4)

Exhibit
No.	Description

10.23	Revolving Promissory Note dated December 28, 2004 among Professional Veterinary Products, Ltd., ProConn, LLC, Exact Logistics, LLC and U.S. Bank, National Association(6)

10.24	Second Amendment to the Amended and Restated Loan Agreement dated December 28, 2004, among Professional Veterinary Products, Ltd., ProConn, LLC, Exact Logistics, LLC and U.S. Bank, National Association(6)

10.25	Lease dated October 1, 2005, among Professional Veterinary Products, Ltd. and Steve Lewis and Mike Mimms#

10.26	Lease Agreement dated November 8, 2005 between Professional Veterinary Products, Ltd. and Independent Veterinary Group, LLC#

11	Statement re Computation of Per Share Earnings(9)

12	Statement re Computation of Ratios(9)

21	List of Subsidiaries(5)

23.1	Consent of Quick & McFarlin, P.C. for the year ended July 31, 2005#

23.2	Form of consent of Baird, Holm, McEachen, Pedersen, Hamann & Strasheim (see Exhibit 5)

24.1	Power of Attorney executed by Buddy D. Ray(8)

24.2	Power of Attorney executed by Chester L. Rawson(8)

24.3	Power of Attorney executed by Amy Lynne Hinton(8)

24.4	Power of Attorney executed by Steven E. Wright(8)

24.5	Power of Attorney executed by Michael B. Davis(8)

24.6	Power of Attorney executed by Tom Latta(8)

24.7	Power of Attorney executed by G.W. Buckaloo, Jr.(8)

24.8	Power of Attorney executed by William Swartz(8)

24.9	Power of Attorney executed by Scott A. Shuey(10)
99	Schedule of Allowances(9)

      The following footnotes indicate a document previously filed as an exhibit to and incorporated by reference from the following:

(1)	Form S-1 Registration Statement No. 333-86629 filed on September 7, 1999.

(2)	Post-Effective Amendment No. 1 to the Form S-1 Registration Statement No. 333-86629 filed on November 3, 2000.

(3)	Form 10-K for fiscal year ended July 31, 2002 filed October 29, 2002.

(4)	Post-Effective Amendment No. 1 to the Registration Statement No. 333-72962 filed August 29, 2003.

(5)	Form S-1 Registration Statement No. 333-72962 filed on November 8, 2001.

(6)	Form 10-Q Quarterly Report for the period ended January 31, 2005 filed March 17, 2005.

(7)	Form 8-K Current Report dated March 7, 2005 and filed March 11, 2005.

(8)	Form S-1 Registration Statement No. 333-120426 filed on November 11, 2004.

(9)	Form 10-K for fiscal year ended July 31, 2005 filed October 28, 2005.

(10)	Post-Effective Amendment No. 1 to the Form S-1 Registration Statement No. 333-120426 filed on September 16, 2005.
      The following footnotes are references to the following:

#	Filed herewith.

(*)	Portions of this exhibit have been redacted pursuant to a request for confidential treatment granted by the Securities and Exchange Commission.